UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                             (Amendment No._______)*

                        AMERICAN TECHNOLOGIES GROUP, INC.
--------------------------------------------------------------------------------
                            (Name of Subject Company)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class Of Securities)

                                   030143 10 1
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                                 (CUSIP Number)

                            Michael S. McKinney, Esq.
                       Baker, Donelson, Bearman & Caldwell
                         207 Mockingbird Lane, Suite 300
                          Johnson City, Tennessee 37620
                                 (423) 928-0181
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
                Authorized to Receive Notices and Communications)


                                  May 24, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss.240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  030143 10 1                                                    Page 2
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.  S.S. or       Estate of Gaines P. Campbell, Jr.
    I.R.S. Identification Nos. of Above        62-6350176
    Persons
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member                (a)
    of a Group (See Instructions)                        (b) X
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                   OO
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings
    is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                 Tennessee
--------------------------------------------------------------------------------
Number of Shares          7.  Sole Voting Power          6,951,035
Beneficially              ------------------------------------------------------
Owned by Each             8.  Shared Voting
Reporting Person              Power
with                      ------------------------------------------------------
                          9.  Sole Dispositive           6,951,035
                              Power
                          ------------------------------------------------------
                          10. Shared Dispositive
                              Power
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned                  6,951,035
    by Each Reporting Person
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in
    Row (11) Excludes Certain Shares (See
    Instructions)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount               12.4%
    in Row (11)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See                        OO
                  Instructions)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  030143 10 1                                                    Page 3
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1. Names of Reporting Persons.  S.S. or I.R.S.           Gaines P. Campbell, III
   Identification Nos. of Above Persons
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a                    (a)
   Group (See Instructions)                                      (b) X
--------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)                            OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is
   Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization                          Tennessee
--------------------------------------------------------------------------------
Number of Shares          7.       Sole Voting Power
Beneficially              ------------------------------------------------------
Owned by Each             8.       Shared Voting Power           6,951,035
Reporting Person          ------------------------------------------------------
with                      9.       Sole Dispositive Power
                          ------------------------------------------------------
                          10.      Shared Dispositive Power      6,951,035
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each                  6,951,035
    Reporting Person
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11)
    Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in                    12.4%
    Row (11)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                  OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  030143 10 1                                                    Page 4
--------------------------------------------------------------------------------
1. Names of Reporting Persons.  S.S. or I.R.S.            Harriet Price Campbell
   Identification Nos. of Above Persons
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a                    (a)
   Group (See Instructions)                                      (b) X
--------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)                            OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is
   Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization                          Tennessee
--------------------------------------------------------------------------------
Number of Shares          7. Sole Voting Power
Beneficially              ------------------------------------------------------
Owned by Each             8. Shared Voting Power                 6,951,035
Reporting Person          ------------------------------------------------------
with                      9. Sole Dispositive Power
                          ------------------------------------------------------
                          10.Shared Dispositive Power            6,951,035
--------------------------------------------------------------------------------
11.Aggregate Amount Beneficially Owned by Each                   6,951,035
   Reporting Person
--------------------------------------------------------------------------------
12.Check if the Aggregate Amount in Row (11)
   Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.Percent of Class Represented by Amount in                     12.4%
   Row (11)
--------------------------------------------------------------------------------
14.Type of Reporting Person (See Instructions)                   OO
--------------------------------------------------------------------------------

Item 1. Security and Issuer.
        -------------------

     The title and class of equity securities to which this statement relates is the Common Stock, $.001 par value (the "Common Stock"), of American Technologies Group, Inc. (the "Issuer"), which is issuable to the Estate of Gaines P.
Campbell, Jr. (the "Estate") upon conversion of the Issuer's $1.0 million aggregate principal amount Secured Convertible Debenture (the "Initial Debenture"); the Issuer's $500,000 aggregate principal amount Secured Redeemable Convertible Debenture (the "Second Debenture"); the Issuer's $250,000 aggregate principal amount 3% Convertible Subordinated Debenture (the "Initial Subordinated Debenture"); the Issuer's $300,000 aggregate principal amount 3% Convertible Subordinated Debenture (the "Second Subordinated Debenture," and collectively with the First Subordinated Debenture, the "Subordinated Debentures," and collectively with the Initial Debenture, the Second Debenture and the First Subordinated Debenture, the "Debentures") and the Issuer's Warrant to Purchase Common Stock (the "Warrant"). This statement also relates to 20,000 shares of Common Stock of the Issuer (the "Shares," and collectively with the Debentures and the Warrant, the "Securities") beneficially owned by the Estate and the Executors (as hereinafter defined). The Issuer's principal executive offices are located at 1017 South Mountain Avenue, Monrovia, California 91016.

     The Initial Debenture, the Second Debenture, the Initial Subordinated Debenture and the Second Subordinated Debenture are presently convertible into
3.6 million shares, 2.0 million shares, 431,035 shares and 600,000 shares of the Common Stock, respectively (the "Conversion Shares") by the Estate, subject to adjustment under certain circumstances as provided under the terms of the applicable Debenture. The Warrant gives the holder thereof the option to purchase up to 300,000 shares of Common Stock (the "Warrant Shares") at a price of $0.75 per share (the "Exercise Price") at any time on or before June 30, 2003.

     Because the number of outstanding shares of Common Stock of the Issuer has increased significantly since the date of Gaines P. Campbell, Jr.'s (the "Decedent") purchase of the Debentures, the Executors and the Estate believe that dilutive events may have occurred, increasing both the number of Conversion Shares and/or Warrant Shares and the percentage of outstanding shares of Common Stock of the Issuer beneficially owned by the Executors and the Estate to an amount which cannot be determined presently by the Executors or the Estate. Neither the Executors nor the Estate currently have access to the information that would enable them to definitively determine whether, and to what extent, a dilutive event has occurred. In the event the Estate and the Executors later determine that one or more dilutive events have occurred, an amendment to this
Schedule 13D will be filed promptly.

Item 2. Identity and Background.
        -----------------------

     (a)-(c) and (f).  This Schedule 13D is being filed by the Estate and Gaines
P. Campbell, III ("Mr. Campbell") and Harriet Price Campbell ("Ms. Campbell") as executors of the Estate (Mr. Campbell and Ms. Campbell are referred to collectively as the "Executors"). The principal business address of the Estate is c/o Harriet Price Campbell, 227 Fleetwood Drive, Lookout Mountain, Tennessee 37350. The Estate came into existence as a result of the death of Gaines P. Campbell, Jr. on May 16, 2001. Letters Testamentary were granted to the Executors of the Estate on May 24, 2001 by the Chancery Court of Hamilton County, Tennessee, Part 2, Probate Division. The Estate is subject to the laws of the State of Tennessee.

     Mr. Campbell is a citizen of the United States of America and is employed as the president of the Pendleton Corporation. Pendleton Corporation is in the business of videotape duplication and has a principal address of 1807 Westland Drive, Post Office Box 3718, Cleveland, Tennessee 37320. The principal address of Mr. Campbell is 4832 Woodland Circle, Hixson, Tennessee 37343.

     Ms. Campbell, a citizen of the United States of America, is a homemaker and is not presently employed in any other capacity. The principal address of Ms. Campbell is 227 Fleetwood Drive, Lookout Mountain, Tennessee 37350.

     The Estate and the Executors are of the view that they are not acting as a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act") and are filing on the same Schedule 13D for convenience only. Indirect beneficial ownership may be attributed to the Executors because of their control relationship with the Estate.

     (d) and (e). Neither the Estate nor either of the Executors has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

     The Estate acquired the Securities owned by the Decedent by operation of law as a result of the Decedent's death. The Decedent originally purchased the Securities with his personal funds for investment purposes. To the best of the Estate's and the Executors' knowledge, the Decedent paid consideration of $1.0 million for the Initial Debenture, $500,000 for the Second Debenture, $250,000 for the Initial Subordinated Debenture and $300,000 for the Second Subordinated Debenture. The Estate and the Executors are currently unable to ascertain the amounts paid for the Warrant and the Shares, but believe such amounts to be immaterial.

Item 4. Purpose of Transaction.
        ----------------------

     Please refer to Item 3. The Decedent purchased the Initial Debenture and the Second Debenture from the Issuer pursuant to a Subscription Agreement between the Issuer and the Decedent dated July 13, 1999 in a private transaction for investment purposes. The Decedent had previously purchased the Subordinated Debentures from the Issuer in private transactions for investment purposes. The Debentures are currently convertible into shares of the Issuer's Common Stock, $.001 par value per share. The Initial Debenture, the Second Debenture and the Subordinated Debentures mature on June 30, 2003, December 31, 2003 and December 1, 2003, respectively. The Decedent also purchased the Warrant from the Issuer in a private transaction for investment purposes. The Warrant gives the holder thereof the option to purchase the Warrant Shares, or a portion thereof, at the Exercise Price at any time before 5:00 P.M., New York time, on June 30, 2003. The Decedent purchased the Shares in open market transactions for investment purposes.

     Because the Issuer has failed to timely make the interest payments due under the Debentures, the Debentures are currently in default. The Estate and the Executors are currently evaluating their default rights and intend to take whatever actions they deem necessary to maximize the value of the Estate (the "Estate Maximization"). Except as provided with respect to the Estate Maximization, neither the Estate nor the Executors currently have a plan of action with respect to the exercise of their default rights under the terms of the Debentures.

     Neither the Estate nor the Executors have current plans to dispose of the Securities or the shares of Common Stock issuable upon the conversion of the Debentures or the exercise of the Warrant. However, the Estate or the Executors may, in the future, dispose of such Securities, Conversion Shares, Warrant Shares or other shares of Common Stock in privately negotiated transactions, in the open market or otherwise.

Item 5. Interest in Securities of Issuer.
        --------------------------------

     (a) The calculations in this Item are based upon 56,170,813 shares of Common Stock issued and outstanding as of March 14, 2001 (based on disclosures made by the Issuer in its Quarterly Report on Form 10-QSB for the quarterly period ending January 31, 2001, filed with the Securities and Exchange Commission on March 26, 2001, and including the 6,931,035 shares of Common Stock issuable upon conversion of the Debentures and the Warrant). For purposes hereof, the Estate and the Executors are now the beneficial owners of 6,631,035 Conversion Shares, issuable upon the exercise of the Debentures, and 300,000 Warrant Shares, issuable upon the exercise of the Warrant. Additionally, the Estate and the Executors are the beneficial owners of the 20,000 Shares. In total, the Estate and the Executors are the beneficial owners of 6,951,035 shares of Common Stock, comprising 12.4% of the issued and outstanding shares of Common Stock of the Issuer. The foregoing calculation is made pursuant to Rule 13d-3 promulgated under the Act.

     (b) The Estate is the sole owner of the Securities. The Estate has sole power to vote and dispose of the Shares, and upon any exercise of the Debentures or the Warrant, the Estate has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all of the underlying Conversion Shares and/or Warrant Shares. The Executors share equally in the power to direct the vote and direct the disposition of the Shares, and, upon any exercise of the Debentures or Warrant, share equally in the power to vote or direct the vote and the power to dispose or direct the disposition of all of the underlying Conversion Shares and/or Warrant Shares.

     (c) Neither the Estate nor either of the Executors has effected any transactions in shares of the Issuer's Common Stock or in any options or warrants to purchase such Common Stock in the past 60 days.

     (d) The Estate and the Executors affirm that no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by Estate and indirectly beneficially owned by the Executors.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
        ------------------------------------------------------------------------

     Pursuant to the terms of the Debentures, the Issuer has granted to the holder of the Debentures certain anti-dilution rights. At the closing of the purchase of the Initial Debenture, the initial conversion price was $0.30 with respect to $600,000 of the principal amount and $0.25 with respect to $400,000 of the principal amount (the "Initial Debenture Conversion Price"). At the closing of the purchase of the Second Debenture, the initial conversion price for the Second Debenture was $0.25 (the "Second Debenture Conversion Price"). At the closing of the purchase of the First Subordinated Debenture and the Second Subordinated Debenture, the initial conversion prices were $0.58 and $0.50, respectively (the "Subordinated Debenture Conversion Prices," and collectively with the Initial Debenture Conversion Price and the Second Debenture Conversion Price, the "Conversion Prices"). The Conversion Prices will be adjusted whenever the Issuer is deemed to have issued or sold any shares of the Common Stock for a consideration per share that is less than the Conversion Price in effect immediately prior to any such issuance or sale. Other events which may result in changes to the Conversion Prices include the issuance of rights, the issuance of options, the issuance of warrants, the issuance of convertible securities, the issuance of shares of Common

Stock, the expiration of options and the failure to exercise convertible securities, the distribution of non-convertible debt securities to holders of Common Stock, the distribution of assets (excluding cash dividends or distributions out of earnings) to holders of Common Stock, among other things.

     The Issuer has also agreed that, in the case of any consolidation of the Issuer with or merger of the Issuer into another corporation or in the case of a sale or conveyance of all or substantially all of the property, assets or business of the Issuer, the Issuer or such successor or purchasing corporation, as the case may be, shall provide that the holder of the Debentures will be treated as if the Debentures were converted to Common Stock immediately prior to any such transaction.

     The Issuer has granted the holder of the Initial Debenture and the Second Debenture a security interest in certain property of the Issuer as security for the Issuer's obligations thereunder. Specifically, the Issuer has granted the holder a first security interest in and to all of the Issuer's intellectual property related to its IETM technology and applications thereof. As further security to the holder of the Initial Debenture and the Second Debenture, the Issuer initially granted the holder thereof a security interest in the Issuer's real property located at 1009, 1013 and 1017 South Mountain Avenue, Monrovia, California (the "Real Property"). However, the security interest in the Real Property was released by the Decedent. Accordingly, the holders of the Initial Debenture and Second Debenture no longer have a security interest in the Real Property.

     The Debentures contain customary events of default. In the event of a default relating to the Debentures, the holder thereof is entitled to proceed to protect and enforce its rights by a suit in equity, action at law or other appropriate proceeding, whether, to the extent permitted by law, for the specific performance of any agreement of the Issuer contained in the appropriate Debenture or in aid of the exercise of any power granted thereby. Further, in the event of a default relating to the Initial Debenture or the Second Debenture, the holder thereof has the right to declare the appropriate debenture immediately due and payable at 120% of its principal value.

     Pursuant to the terms of the Warrant, the Issuer has granted to the holder of the Warrant certain anti-dilution rights. At the time of issuance of the Warrant, the Issuer granted the holder the option to purchase the Warrant Shares at the Exercise Price. The Warrant Shares will be adjusted proportionately upward and the Exercise Price will be adjusted proportionately downward in the event that the Issuer issues any shares of its Common Stock as a stock dividend or subdivides the number of outstanding shares of Common Stock into a greater number of shares. Conversely, the Warrant Shares will be adjusted proportionately downward and the Exercise Price will be adjusted proportionately upward in the event that the Issuer reduces the number of outstanding shares of Common Stock by combining such shares of Common Stock into a smaller number of shares. However, the maximum Exercise Price shall not exceed $1.50 and the corresponding minimum number of Warrant Shares issuable upon exercise thereof shall equal the number determined by multiplying the initial number of Warrant Shares which could be obtained upon exercise by $0.75 and dividing the product so obtained by $1.50.

     In the event the Issuer shall be recapitalized by reclassifying its outstanding Common Stock into stock with a different par value or by changing its outstanding Common Stock to stock without par value, the Issuer or a successor corporation shall be consolidated or merge with, or convey all or substantially all of its or of any successor corporation's property and assets to, any other corporation or corporations in exchange for stock or securities of a successor corporation, the holder of the Warrant shall have the right to purchase, in lieu of the Warrant Shares, the kind and amount of shares of stock and other securities receivable upon such recapitalization or consolidation, merger or conveyance by a holder of the number of shares of Common Stock which the holder of the Warrant might have purchased immediately prior to such recapitalization or consolidation, merger or conveyance.

     Pursuant to the terms of the Warrant, the Issuer has agreed to provide the holder of the Warrant twenty days advance notice in the event that the Issuer shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or other distribution or the subscribing for the purchase of shares, among other things. The Issuer has also agreed to provide the holder of the Warrant twenty days advance notice in the event of any classification, reclassification or other reorganization of the capital stock of the Issuer, consolidation or merger of the Issuer with or into another corporation, conveyance of all or substantially all of the Issuer's assets, or the voluntary or involuntary dissolution, liquidation or winding up of the Issuer. In the even the Issuer fails to give such notice, the holder of the Warrant will have the right to participate in any such dividend, distribution of rights, or any such exchange and acquire the kind and amount of cash, securities or other property as the holder of the Warrants would have been entitled to acquire if it had exercised the Warrant immediately prior to such proceeding or transaction; provided that the holder exercises the Warrant within 30 days after discovery that such action or proceeding has taken place.

     In the event the Issuer shall dissolve, liquidate, or wind up its affairs, the holder of the Warrant has additional rights so long as the Warrant remains outstanding. In such an event, the holder may thereafter receive, upon exercise of the Warrant, in lieu of each share of Common Stock which it would have been entitled to receive, the same kind and amount of any securities or assets as may be issuable, distributable or payable upon any such dissolution, liquidation or winding up with respect to each share of Common Stock of the Issuer.

Item 7. Material to be Filed as Exhibits.
        ---------------------------------

    Exhibit                    Description
    -------                    -----------

          1    Joint Filing Agreement

          2 3% Subordinated Debenture of American Technologies Group, Inc. due December 1, 2003, issued December 17, 1998

          3 3% Subordinated Debenture of American Technologies Group, Inc. due December 1, 2003, issued February 24, 1999

          4 Subscription Agreement by and between American Technologies Group, Inc. and Gaines P. Campbell, Jr., dated July 13, 1999

          5 Secured Convertible Debenture of American Technologies Group, Inc. due June 30, 2003, issued July 13, 1999

          6 Secured Convertible Debenture of American Technologies Group, Inc. due December 31, 2003, issued September 20, 1999

          7 Warrant to Purchase Common Stock of American Technologies Group, Inc. effective July 15, 1999, expiring June 30, 2003

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 31, 2001

                                               ESTATE OF GAINES P. CAMPBELL, JR.



                                               By: /s/ Gaines P. Campbell, III
                                                  ------------------------------
                                                  Gaines P. Campbell, III
                                                  Executor


                                               By: /s/ Harriet Price Campbell
                                                  ------------------------------
                                                  Harriet Price Campbell
                                                  Executrix


                                               /s/ Gaines P. Campbell, III
                                               ---------------------------------
                                               Gaines P. Campbell, III


                                               /s/ Harriet Price Campbell
                                               ---------------------------------
                                               Harriet Price Campbell

                                  EXHIBIT INDEX

         Exhibit                    Description
         -------                    -----------

               1    Joint Filing Agreement

               2 3% Subordinated Debenture of American Technologies Group, Inc. due December 1, 2003, issued December 17, 1998

               3 3% Subordinated Debenture of American Technologies Group, Inc. due December 1, 2003, issued February 24, 1999

               4 Subscription Agreement by and between American Technologies Group, Inc. and Gaines P. Campbell, Jr., dated July 13, 1999

               5    Secured  Convertible   Debenture  of  American  Technologies
                    Group, Inc. due June 30, 2003, issued July 13, 1999

               6    Secured  Convertible   Debenture  of  American  Technologies
                    Group, Inc. due December 31, 2003, issued September 20, 1999

               7 Warrant to Purchase Common Stock of American Technologies Group, Inc. effective July 15, 1999, expiring June 30, 2003

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

     The Estate of Gaines P. Campbell, Jr., Gaines P. Campbell, III, Executor and Harriet Price Campbell, Executrix (the "Filing Persons"), hereby agree to file jointly a Schedule 13D and any amendments thereto relating to the aggregate ownership by each of the Filing Persons of any voting equity security of a class which is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, as required by Rule 13d-1 and Rule 13d-2 promulgated under the Securities Exchange Act of 1934. Each of the Filing Persons agrees that the information set forth in such Schedule 13D and any amendments thereto with respect to such Filing Person will be true, complete and correct as of the date of such Schedule 13D or such amendment, to the best of such Filing Person's knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representation as to the accuracy or adequacy of the information set forth in the Schedule 13D or any amendments thereto with respect to any other Filing Person. Each of the Filing Persons shall promptly notify the other Filing
Persons if any of the information set forth in the Schedule 13D or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to the Schedule 13D.

     IN WITNESS WHEREOF, the undersigned have set their hands this 31st day of May, 2001.

                                               ESTATE OF GAINES P. CAMPBELL, JR.


                                               By: /s/ Gaines P. Campbell, III
                                                  ------------------------------
                                                  Gaines P. Campbell, III
                                                  Executor

                                               By: /s/ Harriet Price Campbell
                                                  ------------------------------
                                                  Harriet Price Campbell
                                                  Executrix

                                               /s/ Gaines P. Campbell, III
                                               ---------------------------------
                                               Gaines P. Campbell, III


                                               /s/ Harriet Price Campbell
                                               ---------------------------------
                                               Harriet Price Campbell

                                                                       EXHIBIT 2

                         AMERICAN TECHNOLOGIES GROUP, INC.

                       3% CONVERTIBLE SUBORDINATED DEBENTURE
                                DUE DECEMBER 1, 2003

Number:        1

Principal:     $250,000

Original Issue Date:  December 17, 1998

Registered Holder(s):  Gaines P. Campbell, Jr.

     American Technologies Group, Inc., a Nevada corporation (the "Company") with principal offices at 1017 South Mountain Avenue, Monrovia, California 91016, for value received, hereby promises to pay the registered holder hereof (the "Holder") the principal sum set forth above on December 1, 2003 (the "Maturity Date"), in such coin or currency of the United States of America as at the time of payment shall be the legal tender for the payment of public and private debts, and to pay interest, less any amounts required by law to be deducted or withheld, computed on the basis of a 360-day year, on the unpaid principal balance hereof from the date hereof (the "Original Issue Date"), at the rate of 3% per year, until such principal sum shall have become due and payable, provided the Debenture has not been converted by the Holder pursuant to
Section 5. Interest payments shall be paid on the Maturity Date. All references herein to dollar amounts refers to U.S. dollars.

     By acceptance and purchase of this Debenture, the registered holder hereof agrees with the Company that the Debenture shall be subject to the following terms and conditions:

     1. AUTHORIZATION OF DEBENTURES. The Company has authorized the issue and sale of this 3% Convertible Subordinated Debentures due December 1, 2003 (the "Debenture," such term includes any debentures which may be issued in exchange or in replacement thereof).

     2. TRANSFER OR EXCHANGE. Prior to due presentation to the Company for transfer of this Debenture, the Company and any agent of the Company may treat the person in whose name this Debenture is duly registered on the Company's Debenture Register as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes. The Debenture may not be offered, sold, pledged or otherwise transferred unless and until registered under the Securities Act of 1933, as amended (the "Act") or unless the Company has received an opinion of counsel that such registration is not required.

     3.   CURRENT MARKET PRICE.

          3.1 For purposes of this Debenture, "Current Market Price" of the Common stock means:

          (a) If traded on a securities exchange, the closing price of the Common Stock on such exchange;

          (b) If traded over the counter, the high closing bid price reported by Bloomberg from the NASDAQ OTC Bulletin Board; or

          In all other events, the market price determined by the Board of Directors of the Company in good faith.

     4.   OPTIONAL REDEMPTION OF DEBENTURE.

          4.1 OPTIONAL REDEMPTION OF DEBENTURE. Subject to section 5, the Company may redeem the Debentures at any time, in whole or in part, pro rata, upon written notice given not less than five (5) nor more than ten
     (10) business days prior to the redemption date for 120% of the principal amount of the Debenture, plus any accrued interest.

     5.   CONVERSION OF DEBENTURES.

          5.1 RIGHT TO CONVERT THE DEBENTURE. Subject to Section 4 above, the record holder of this Debenture shall be entitled, on or after the Date of Original Issuance until two (2) business days prior to the redemption date at the option of the Holder, to convert this Debenture, in whole or in part, into four hundred thirty-one thousand, thirty-five (431,035) fully-paid and non-assessable shares of Common Stock based on a Conversion Price of $0.58 per share.

          5.2 EXERCISE OF CONVERSION PRIVILEGE. In order to exercise the conversion privilege, the Holder shall surrender such Debenture, together with the Notice of Conversion annexed hereto as Exhibit 1 appropriately endorsed to the Company at its principal office, accompanied by written notice to the Company (a) stating that the Holder elects to convert the Debenture or a portion thereof, and if a portion, the amount of such portion in multiples of $1,000 in principal amount, and (b) setting forth the name or names (with address) in which the certificate or certificates for shares of Common Stock issuable upon such conversion shall be issued. Provided the Debenture is received properly endorsed promptly by the Company, the date of conversion of such Debenture shall be deemed to be the date of receipt of Notice of Conversion, even if the Company's stock transfer books are at that time closed, and the converting Holder shall be deemed to have become, on the date of conversion, the record holder of the shares of Common Stock deliverable upon such conversion. If the Debenture is not received, properly endorsed by the fifth business day following the date the Company receives Notice of Conversion, the date of conversion shall be deemed to be the date the Debenture is received, provided that such later receipt will not lower the Conversion Price stated in the Notice of Conversion.

     Within three business days after the date of conversion, the Company shall issue and deliver to such converting Holder a certificate or certificates for the number of shares of Common Stock due on such conversion. No adjustments in respect of interest or cash dividends shall be made upon the conversion of any Debenture or Debentures.

     Upon conversion of the Debenture in part, the Company shall execute and deliver to the Holder thereof, at the expense of the Company, a new Debenture, in aggregate principal amount equal to the unconverted portion of such Debenture. such new Debenture shall have the same terms and provisions other than the principal amount as the Debenture or Debentures surrendered for conversion.

          5.3 DURATION OF CONVERSION PRIVILEGE. The right to subscribe for and purchase shares of Common Stock pursuant to the conversion privilege granted herein shall commence on the Original Issue Date and shall expire at 5:00 p.m., New York time on December 1, 2003.

          5.4 STOCK FULLY PAID; NOT RESTRICTED. The Company covenants and agrees that:

          (a) all shares which may be issued upon the exercise of the conversion privilege granted herein will, upon issuance in accordance with the terms hereof, be fully paid, nonassessable, and free from all taxes, liens and charges (except for taxes, if any, upon the income of the Holder) with respect to the issue thereof, and that the issuance thereof shall not give rise to any preemptive rights on the part of the stockholders;

          (b) all shares issued after the effective date of the Registration Statement (defined below) which will be issued upon the conversion privilege granted herein will be free of all restrictions under the Securities Act of 1933; and will not bear any legends or be the subject of any stop transfer restrictions; and

          (c) the failure of the Company to issue shares upon the conversion of the Debenture will cause the holder immediate irreparable harm.

          5.5  ANTIDILUTION  PROVISIONS.  The following  provisions apply to the
     Debenture:

          (a) In case the Company shall (i) pay a dividend or make a distribution in shares of Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares of Common Stock, (iii) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock,
               (iv) make a distribution on its Common Stock in shares of its capital stock other than Common Stock, or (v) issue by reclassification of its Common Stock other securities of the Company, the conversion privilege of the Debenture and the Conversion Price then in effect immediately prior thereto shall be adjusted so that the Holder shall be entitled to receive the kind and number of shares of Common Stock and other securities of the Company which it would have owned or would have been entitled to receive after the happening of any of the events described above, had the Debenture been converted immediately prior to the happening of such event or any record date with respect thereto. Any adjustment made pursuant to this paragraph (a) shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.

          (b) In case the Company shall issue rights, options, warrants or convertible securities to all holders of its Common Stock, without any charge to such holders, entitling them to subscribe for or to purchase shares of Common Stock at a price per share which is lower at the record date mentioned below than the then current Conversion Price, the Conversion Price thereafter shall be determined by multiplying the then current conversion

               Price by a fraction (but in no event greater than 1), of which the denominator shall be (i) the number of shares of the common stock outstanding immediately prior to the issuance of such rights, options, warrants or convertible securities plus (ii) the number of additional shares of Common Stock offered for subscription or purchase, and of which the numerator shall be (x) the number of shares of Common Stock outstanding immediately prior to the issuance of such rights, options, warrants or convertible securities plus (y) the number of shares which the aggregate offering price of the total number of shares offered would convert at the higher of the then current Market Price, or then current Conversion Price. Such adjustment shall be made whenever such rights, options, warrants or convertible securities are issued, and shall become effective immediately and retroactively after the record date for the determination of stockholders entitled to receive such rights, options, warrants or convertible securities.

          (c) In case the Company shall distribute to all holders of its shares of Common Stock (i) debt securities or other evidences of its indebtedness which are not convertible into Common Stock or (ii) assets (excluding cash dividends or distributions out of earnings), then the Conversion Price shall be determined by dividing the then current Conversion Price by a fraction, of which the numerator shall be the higher of the then Current Market Price, or the Conversion Price on the date of such distribution, and of which the denominator shall be such Current Market Price, or such Conversion Price on such date minus the then fair value of the portion of the assets or evidences of indebtedness so distributed applicable to one share of Common Stock. Such adjustment shall be made whenever any such distribution is made and shall become effective on the date of distribution retroactive to the record date for the determination of stockholders entitled to receive such distribution. The fair value of such assets shall be determined in good faith by the Board of Directors of the Company.

          (d) To the extent not covered by paragraphs (b) or (c) hereof, in case the Company shall sell or issue shares of Common Stock, or rights, options, warrants or convertible securities containing the right to subscribe for or purchase shares of Common Stock, at a price per share (determined, in the case of such rights, options, warrants or convertible securities, by dividing (i) the total amount received or receivable by the Company in consideration of the sale or issuance of such rights, options, warrants or convertible securities, plus the total consideration payable to the Company upon exercise or conversion thereof, by
               (ii) the total number of shares covered by such rights, options, warrants or convertible securities) lower than the Conversion Price in effect immediately prior to such sale or issuance, then the Conversion Price shall be reduced to a price (calculated to the nearest cent) determined by dividing (I) an amount equal to the Conversion Price multiplied by the sum of (A) the number of shares of Common Stock outstanding immediately prior to such sale or issuance plus (B) the number of shares which could have been purchased at the Conversion Price with the consideration received by the Company upon such sale or issuance by (II)
               the total number of shares of Common Stock outstanding immediately after such sale or issuance. For the purposes of such adjustments, the shares of Common Stock, which the holders of any such rights, options, warrants or convertible securities shall be entitled to subscribe for or purchase, shall be deemed issued and outstanding as of the date of such sale or issuance and the consideration received by the Company therefor shall be deemed to be the consideration received by the Company for such rights, options, warrants or convertible securities, plus the consideration or premiums stated in such rights, options, warrants or convertible securities to be paid for the shares of Common Stock covered thereby. In case the Company shall sell or issue shares of Common Stock, or rights, options, warrants or convertible securities containing the right to subscribe or purchase shares of Common Stock for a consideration consisting, in whole or in part, of property other than cash or its equivalent, then in determining the "price per share" of shares of Common Stock, any underwriting discounts or commissions shall not be deducted from the price received by the Company for sales of securities registered under the Act.

          (e) No adjustment in the Conversion Price shall be required in the following events:

               (i) If the amount of such adjustment would be less than $.05 per share; provided, however, that any adjustment which by reason of this paragraph 5.5(e)(i) is not required to be made immediately shall be carried forward and taken into account in any subsequent adjustment; or

                (ii) The issuance of options under the Company's  existing stock option plans and future stock option plans approved by the Company's shareholders.

          (f) When the number of shares of Common Stock or the Conversion Price is adjusted as herein provided, the Company shall cause to be promptly mailed to the Holder by first class mail, postage prepaid, notice of such adjustment or adjustments and a certificate from the Company's Chief Financial Officer setting forth the number of shares of Common Stock and the Conversion Price after such adjustment, a brief statement of the facts requiring such adjustment and the computation by which such adjustment was made.

          (g)  For the purpose of this Section 5.5, the following shall apply:

               (i) The term "Common Stock" shall mean (A) the class of stock designated as the Common Stock of the Company at the date of this Debenture or (B) any other class of stock resulting from successive changes or reclassification of such Common Stock consisting solely of changes in par value, or from par value to no par value, or from no par value to par value. In the event that at any time, as a result of an adjustment made pursuant to this Section 5.5, the Holder shall become entitled to receive any securities upon conversion of the Company other than shares of Common Stock thereafter the number of such other securities and the Conversion Price of such securities shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in this Section 5.5.

               (ii) If the Common Stock is traded on a securities exchange or over the counter, the "Current Market Price" for purposes of this section 5.5 shall mean the average of the Current Market Prices for the five consecutive trading days immediately prior to the date of the event which necessitates an adjustment to the Conversion Price.

          (h) Upon the expiration of any unexercised rights, options, warrants or conversion privileges, the Conversion Price shall be readjusted and shall thereafter be such as it would have been had it been originally adjusted (or had the original adjustment not been required, as the case may be) on the basis of (i) the fact that the only shares of Common Stock so issued were the shares of Common Stock, if any, actually issued or sold upon the exercise of such rights, options, warrants or conversion rights and (ii) the fact that such shares of Common Stock, if any, were issued or sold for the consideration actually received by the Company upon such exercise plus the consideration, if any, actually received by the Company for the issuance, sale or grant of all such rights, options, warrants or conversion rights whether or not exercised; provided. however, that no such readjustment shall have the effect of increasing the Conversion Price by an amount in excess of the amount of the adjustment initially made in respect of the issuance, sale or grant of such rights, options, warrants or conversion privileges.

          5.6 NO ADJUSTMENT FOR DIVIDENDS. Except as provided in Section 5.5, no adjustment in respect to any dividends paid shall be made during the term of the Debenture or upon the exercise of the Debenture.

          5.7 PRESERVATION OF PURCHASE RIGHTS UPON RECLASSIFICATION CONSOLIDATION. ETC. In the case of any consolidation of the Company with or merger of the Company into another corporation or in the case of any sale or conveyance to another corporation of all or substantially all of the property, assets or business of the Company, the Company or such successor or purchasing corporation, as the case may be, shall provide that the Holder shall have the right thereafter upon payment of the Conversion Price in effect immediately prior to such action to purchase upon conversion of the Debenture the kind and amount of shares and other securities and property which the Holder would have owned or have been entitled to receive after the happening of such consolidation, merger, sale or conveyance had the Debenture been converted immediately prior to such action. such agreement shall provide for adjustments, which shall be as nearly equivalent as may be practicable to the adjustments provided for in this
     Section 5. The provisions of this Section 5.7 shall similarly apply to successive consolidations, mergers, sales or conveyances.

          5.8 PAR VALUE OF COMMON STOCK. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Debenture, the Company will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

          5.9  STATEMENT  ON  DEBENTURE   CERTIFICATES.   Irrespective   of  any
     adjustments   in  the   Conversion   Price  or  the  number  of  securities
     convertible, this Debenture certificate or any certificates hereafter issued may continue to express the same price and number of securities as are stated in this Debenture certificate. However, the Company may at any time in its sole discretion (which shall be conclusive) make any change in the form of the Debenture certificate that it may deem appropriate and that does not affect the substance thereof; and any Debenture certificate thereafter issued, whether upon registration or transfer of, or in exchange or substitution for, an outstanding Debenture certificate, may be in the form so changed.

     6. REGISTRATION RIGHTS. The Company shall amend its Registration Statement on Form S-3 (the "Registration Statement") currently on file with the Securities and Exchange Commission (the "Commission") to cover the resale of the shares of Common Stock issuable upon conversion of the Debenture. The Company shall pay all expenses of registration (other than underwriting fees and discounts in respect of shares of Common Stock offered and sold under such Registration Statement by the Purchaser, if any).

     7. FRACTIONAL SHARES. No fractional shares of Common Stock will be issued in connection with any conversion hereunder but in lieu of such fractional shares, the Company shall make a cash payment therefor equal in amount to the product of the applicable fraction multiplied by the Conversion Price then in effect.

     8. SUBORDINATION. Any right of the Holder to payment of principal or interest from the Company shall be subordinated to the claims and rights of the holders of the Senior Debt ("Senior Debt Holders"). "Senior Debt" means all Indebtedness of the Company other than this Debenture or other outstanding convertible debentures or subsequently issued convertible debentures, whether outstanding on the date of execution of this Debenture or thereafter created, incurred or assumed, except (x) any such Indebtedness that by the terms of the instrument or instruments by which such Indebtedness was created, assumed or incurred expressly provides that it (i) is junior in right of payment to the Debentures or (ii) ranks PARI PASSU in right of payment with the Debentures and
(y) any amendments, modifications or supplements to, or any renewals, extensions, deferrals, refinancing and refunding of, any of the foregoing. Any cash payment of principal or interest to the Holder shall be collected, enforced or received by the Holder as trustee for the Senior Debt Holders and paid over to the Senior Debt Holders. The Holder agrees that in the event of any payment of principal or interest by the Company to the Holder by reason of any receivership, insolvency or bankruptcy proceeding, or proceeding for reorganization or readjustment of the Company or its properties, or otherwise, then, in any such event, the Senior Debt Holders shall be preferred in the payment of their claims over the claim of the Holder to payment of principal or interest against the Company or its properties, and the claims of the Senior Debt Holders shall be first paid and satisfied in full before any payment or distribution of any kind or character, whether in cash or property, shall be made to the Holder. Provided, however, that this Section 7 shall not apply to any payment of principal or interest made to the Holder while the Company is solvent and not in default with respect to its Senior Debt.

     9. REPLACEMENT OF DEBENTURE CERTIFICATE. Upon receipt of evidence satisfactory to the Company of the certificate loss, theft, destruction or mutilation of the Debenture certificate and, in the case of any such loss, theft or destruction, upon delivery of a bond of indemnity satisfactory to the Company, or, in the case of any such mutilation, upon surrender and cancellation of the Debenture certificate, the Company will issue a new Debenture certificate, of like tenor, in lieu of such lost, stolen, destroyed or mutilated Debenture certificate.

     10. COVENANTS OF THE COMPANY. So long as any of the Debentures remain outstanding, the Company shall not, without the consent of the holder hereof, which consent will not be unreasonably withheld:


          (a) At all times keep reserved the total number of shares of Common Stock necessary for the conversion of all of the then outstanding Debentures at the then current Conversion Rate;

          (b) Not pay any dividends in cash and/or property or other assets of the Company in respect of its Common Stock or otherwise; and

          (c) Not enter into a loan secured by the property and/or assets of the Company or any of its subsidiaries with (i) any director, officer or 5% stockholder of the Company, (ii) any entity in which a director, officer or 5% stockholder has an interest as an officer, director, partner, beneficiary of a trust or is a 5% or more equity holder of such entity, or (iii) any parent, spouse, child or grandchild of an officer, director or 5% stockholder of the Company upon terms no less favorable to the Company than those which could be obtained from an "arms-length" lender.

     11. DEFAULT. If any of the following events (herein called "Events of Default") shall occur:

          (a) if the Company shall make an assignment for the benefit of creditors or shall be unable to pay its debts as they become due; or

          (b) if the Company shall dissolve; terminate its existence; become insolvent on a balance sheet basis; commence a voluntary case under the federal bankruptcy laws or under any other federal or state law relating to insolvency or debtor's relief; permit the entry of a decree or order for relief against the Company in an involuntary case under the federal bankruptcy laws or under any other applicable federal or state law relating to insolvency or debtor's relief; permit the appointment or consent to the appointment of a receiver, trustee, or custodian of the Company or of any of the Company's property; make an assignment for the benefit of creditors; or admit in writing to be failing generally to pay its debts as such debts become due;

          (c) if the Company shall default in the performance of or compliance with any agreement, condition or term contained in this Debenture or any of the other Debentures and such default shall not have been cured within 30 days after such default,

          (d) Any of the representations or warranties made by the Company herein, in the Subscription Agreement, or in any certificate or financial or other statements heretofore or hereafter furnished by or on behalf of the Company in connection with the execution and delivery of this Debenture or the Subscription Agreement shall be false or misleading in any material respect at the time made; or ?

          (e) Any money judgment, writ or warrant of attachment, or similar process not covered by insurance in excess of Two Hundred Fifty Thousand Dollars ($250,000) in the aggregate shall be entered or filed against the Company or any of its properties or other assets and shall remain unpaid, unvacated, unbonded or unstayed for a period of thirty (30) days or in any event later than ten
               (10) days prior to the date of any proposed sale thereunder; or

          (f) The Company shall have its Common Stock suspended from an exchange or over-the-counter market,

then and in any such event the Holder of this Debenture shall have the option (unless the default shall have theretofore been cured) by written notice to the Company to declare the Debenture to be due and payable, whereupon the Debenture shall forthwith mature and become due and payable, at the applicable prepayment price on the date of such notice, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived, anything contained in this Debenture to the contrary notwithstanding. Upon the occurrence of an Event of Default, the Company shall promptly notify the Holder of this Debenture in writing setting out the nature of the default in reasonable detail.

     12. REMEDIES ON DEFAULT. In case any one or more of the Events of Default shall occur, the Holder may proceed to protect and enforce his rights by a suit in equity, action at law or other appropriate proceeding, whether, to the extent permitted by law, for the specific performance of any agreement of the Company contained herein or in aid of the exercise of any power granted hereby.

     13. CHANGES, WAIVERS. ETC. Neither this Debenture nor any provisions hereof may be changed, waived, discharged or terminated orally, but only by a statement in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought.

     14. ENTIRE AGREEMENT. This Debenture embodies the entire agreement and understanding between the Holder and the Company and supersedes all prior agreements and understandings relating to the subject matter hereof.

     16.  GOVERNING LAW, JURISDICTION, ETC.

          (a) It is the intention of the parties that the laws of the State of California govern the validity of this Debenture, the construction of its terms and the interpretation of the rights and duties of the parties.

          (b) In the case of any dispute, question, controversy or claim arising among the parties hereto which shall arise out of or in connection with this Debenture, the same shall be submitted to arbitration before a panel of three arbitrators in Los Angeles, California, in accordance with the rules of the American Arbitration Association. One arbitrator shall be appointed by the party or parties bringing the claims ("Claimant") and one arbitrator shall be appointed by the party or parties defending the claim ("Respondent"). The arbitrators selected by such parties shall be selected within thirty (30) days after notification by the Claimant to the Respondent that it has determined to submit such dispute, question, controversy or claim to arbitration. The two arbitrators so selected shall select a third arbitrator within thirty (30) days after the selection of the arbitrator selected by such parties. Should a party fail to select an arbitrator within the specified time period, or should the arbitrators selected by the parties fail to select a third arbitrator, the missing arbitrator or arbitrators shall be appointed by the Los Angeles, California office of the American Arbitration Association. The decision of the panel shall be final and binding on the parties and enforceable in any court of competent jurisdiction. The costs of the arbitration will be imposed upon the Claimant and Respondent as determined by the arbitration panel or, failing such determination, will be borne equally by the Claimant and the Respondent. The successful or prevailing party or parties shall be entitled to recover reasonable attorneys fees in addition to any other relief to which it may be entitled.

          (c) In the event of any dispute, question, controversy or claim arising among the parties hereto which shall arise out of or in connection with this Debenture, the parties shall keep the proceeding related to such controversy in strict confidence and shall not disclose the nature of said dispute, the status of the proceeding or any testimony, documents or information obtained or exchanged in the course of said proceeding without the express written consent of all parties to such dispute.

                                       AMERICAN TECHNOLOGIES GROUP, INC.

                                       By: /s/ Lawrence Brady
                                           --------------------------------
                                           Lawrence Brady, CEO
ATTEST:


By /s/ John M. Dab
   -----------------------------------
   John M. Dab, Secretary

                                                                       EXHIBIT 3

                         AMERICAN TECHNOLOGIES GROUP, INC.

                       3% CONVERTIBLE SUBORDINATED DEBENTURE
                                DUE DECEMBER 1, 2003

Number:        2

Principal:     $300,000

Original Issue Date:  February 24, 1999

Registered Holder(s):  Gaines P. Campbell, Jr.

     American Technologies Group, Inc., a Nevada corporation (the "Company") with principal offices at 1017 South Mountain Avenue, Monrovia, California 91016, for value received, hereby promises to pay the registered holder hereof (the "Holder") the principal sum set forth above on December 1, 2003 (the "Maturity Date"), in such coin or currency of the United States of America as at the time of payment shall be the legal tender for the payment of public and private debts, and to pay interest, less any amounts required by law to be deducted or withheld, computed on the basis of a 360-day year, on the unpaid principal balance hereof from the date hereof (the "Original Issue Date"), at the rate of 3% per year, until such principal sum shall have become due and payable, provided the Debenture has not been converted by the Holder pursuant to
Section 5. Interest payments shall be paid on the Maturity Date. All references herein to dollar amounts refers to U.S. dollars.

     By acceptance and purchase of this Debenture, the registered holder hereof agrees with the Company that the Debenture shall be subject to the following terms and conditions:

     1. AUTHORIZATION OF DEBENTURES. The Company has authorized the issue and sale of this 3% Convertible Subordinated Debentures due December 1, 2003 (the "Debenture," such term includes any debentures which may be issued in exchange or in replacement thereof).

     2. TRANSFER OR EXCHANGE. Prior to due presentation to the Company for transfer of this Debenture, the Company and any agent of the Company may treat the person in whose name this Debenture is duly registered on the Company's Debenture Register as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes. The Debenture may not be offered, sold, pledged or otherwise transferred unless and until registered under the Securities Act of 1933, as amended (the "Act") or unless the Company has received an opinion of counsel that such registration is not required.

     3. CURRENT MARKET PRICE.

          3.1 For purposes of this Debenture, "Current Market Price" of the Common stock means:

          (a) If traded on a securities exchange, the closing price of the Common Stock on such exchange;

          (b) If traded over the counter, the high closing bid price reported by Bloomberg from the NASDAQ OTC Bulletin Board; or

     In all other events, the market price determined by the Board of Directors of the Company in good faith.

     4. OPTIONAL REDEMPTION OF DEBENTURE.

          4.1 OPTIONAL REDEMPTION OF DEBENTURE. Subject to section 5, the Company may redeem the Debentures at any time, in whole or in part, pro rata, upon written notice given not less than five (5) nor more than ten
     (10) business days prior to the redemption date for 120% of the principal amount of the Debenture, plus any accrued interest.

     5. CONVERSION OF DEBENTURES.

          5.1 RIGHT TO CONVERT THE DEBENTURE. Subject to Section 4 above, the record holder of this Debenture shall be entitled, on or after the Date of Original Issuance until two (2) business days prior to the redemption date at the option of the Holder, to convert this Debenture, in whole or in part, into six hundred thousand (600,000) fully-paid and non-assessable shares of Common Stock based on a Conversion Price of $0.50 per share.

          5.2 EXERCISE OF CONVERSION PRIVILEGE. In order to exercise the conversion privilege, the Holder shall surrender such Debenture, together with the Notice of Conversion annexed hereto as Exhibit 1 appropriately endorsed to the Company at its principal office, accompanied by written notice to the Company (a) stating that the Holder elects to convert the Debenture or a portion thereof, and if a portion, the amount of such portion in multiples of $1,000 in principal amount, and (b) setting forth the name or names (with address) in which the certificate or certificates for shares of Common Stock issuable upon such conversion shall be issued. Provided the Debenture is received properly endorsed promptly by the Company, the date of conversion of such Debenture shall be deemed to be the date of receipt of Notice of Conversion, even if the Company's stock transfer books are at that time closed, and the converting Holder shall be deemed to have become, on the date of conversion, the record holder of the shares of Common Stock deliverable upon such conversion. If the Debenture is not received, properly endorsed by the fifth business day following the date the Company receives Notice of Conversion, the date of conversion shall be deemed to be the date the Debenture is received, provided that such later receipt will not lower the Conversion Price stated in the Notice of Conversion.

     Within three business days after the date of conversion, the Company shall issue and deliver to such converting Holder a certificate or certificates for the number of shares of Common Stock due on such conversion. No adjustments in respect of interest or cash dividends shall be made upon the conversion of any Debenture or Debentures.

     Upon conversion of the Debenture in part, the Company shall execute and deliver to the Holder thereof, at the expense of the Company, a new Debenture, in aggregate principal amount equal to the unconverted portion of such Debenture. such new Debenture shall have the same terms and provisions other than the principal amount as the Debenture or Debentures surrendered for conversion.

          5.3 DURATION OF CONVERSION PRIVILEGE. The right to subscribe for and purchase shares of Common Stock pursuant to the conversion privilege granted herein shall commence on the Original Issue Date and shall expire at 5:00 p.m., New York time on December 1, 2003.

          5.4 STOCK FULLY PAID; NOT RESTRICTED. The Company covenants and agrees that:

          (a) all shares which may be issued upon the exercise of the conversion privilege granted herein will, upon issuance in accordance with the terms hereof, be fully paid, nonassessable, and free from all taxes, liens and charges (except for taxes, if any, upon the income of the Holder) with respect to the issue thereof, and that the issuance thereof shall not give rise to any preemptive rights on the part of the stockholders;

          (b) all shares issued after the effective date of the Registration Statement (defined below) which will be issued upon the conversion privilege granted herein will be free of all restrictions under the Securities Act of 1933; and will not bear any legends or be the subject of any stop transfer restrictions; and

          (c) the failure of the Company to issue shares upon the conversion of the Debenture will cause the holder immediate irreparable harm.

          5.5  ANTIDILUTION  PROVISIONS.  The following  provisions apply to the
     Debenture:

          (a) In case the Company shall (i) pay a dividend or make a distribution in shares of Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares of Common Stock, (iii) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock,
               (iv) make a distribution on its Common Stock in shares of its capital stock other than Common Stock, or (v) issue by reclassification of its Common Stock other securities of the Company, the conversion privilege of the Debenture and the Conversion Price then in effect immediately prior thereto shall be adjusted so that the Holder shall be entitled to receive the kind and number of shares of Common Stock and other securities of the Company which it would have owned or would have been entitled to receive after the happening of any of the events described above, had the Debenture been converted immediately prior to the happening of such event or any record date with respect thereto. Any adjustment made pursuant to this paragraph (a) shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.

          (b) In case the Company shall issue rights, options, warrants or convertible securities to all holders of its Common Stock, without any charge to such holders, entitling them to subscribe for or to purchase shares of Common Stock at a price per share which is lower at the record date mentioned below than the then current Conversion Price, the Conversion Price thereafter shall be determined by multiplying the then current conversion

               Price by a fraction (but in no event greater than 1), of which the denominator shall be (i) the number of shares of the common stock outstanding immediately prior to the issuance of such rights, options, warrants or convertible securities plus (ii) the number of additional shares of Common Stock offered for subscription or purchase, and of which the numerator shall be (x) the number of shares of Common Stock outstanding immediately prior to the issuance of such rights, options, warrants or convertible securities plus (y) the number of shares which the aggregate offering price of the total number of shares offered would convert at the higher of the then current Market Price, or then current Conversion Price. Such adjustment shall be made whenever such rights, options, warrants or convertible securities are issued, and shall become effective immediately and retroactively after the record date for the determination of stockholders entitled to receive such rights, options, warrants or convertible securities.

          (c) In case the Company shall distribute to all holders of its shares of Common Stock (i) debt securities or other evidences of its indebtedness which are not convertible into Common Stock or (ii) assets (excluding cash dividends or distributions out of earnings), then the Conversion Price shall be determined by dividing the then current Conversion Price by a fraction, of which the numerator shall be the higher of the then Current Market Price, or the Conversion Price on the date of such distribution, and of which the denominator shall be such Current Market Price, or such Conversion Price on such date minus the then fair value of the portion of the assets or evidences of indebtedness so distributed applicable to one share of Common Stock. Such adjustment shall be made whenever any such distribution is made and shall become effective on the date of distribution retroactive to the record date for the determination of stockholders entitled to receive such distribution. The fair value of such assets shall be determined in good faith by the Board of Directors of the Company.

          (d) To the extent not covered by paragraphs (b) or (c) hereof, in case the Company shall sell or issue shares of Common Stock, or rights, options, warrants or convertible securities containing the right to subscribe for or purchase shares of Common Stock, at a price per share (determined, in the case of such rights, options, warrants or convertible securities, by dividing (i) the total amount received or receivable by the Company in consideration of the sale or issuance of such rights, options, warrants or convertible securities, plus the total consideration payable to the Company upon exercise or conversion thereof, by
               (ii) the total number of shares covered by such rights, options, warrants or convertible securities) lower than the Conversion Price in effect immediately prior to such sale or issuance, then the Conversion Price shall be reduced to a price (calculated to the nearest cent) determined by dividing (I) an amount equal to the Conversion Price multiplied by the sum of (A) the number of shares of Common Stock outstanding immediately prior to such sale or issuance plus (B) the number of shares which could have been purchased at the Conversion Price with the consideration received by the Company upon such sale or issuance by (II)
               the total number of shares of Common Stock outstanding immediately after such sale or issuance. For the purposes of such adjustments, the shares of Common Stock, which the holders of any such rights, options, warrants or convertible securities shall be entitled to subscribe for or purchase, shall be deemed issued and outstanding as of the date of such sale or issuance and the consideration received by the Company therefor shall be deemed to be the consideration received by the Company for such rights, options, warrants or convertible securities, plus the consideration or premiums stated in such rights, options, warrants or convertible securities to be paid for the shares of Common Stock covered thereby. In case the Company shall sell or issue shares of Common Stock, or rights, options, warrants or convertible securities containing the right to subscribe or purchase shares of Common Stock for a consideration consisting, in whole or in part, of property other than cash or its equivalent, then in determining the "price per share" of shares of Common Stock, any underwriting discounts or commissions shall not be deducted from the price received by the Company for sales of securities registered under the Act.

          (e) No adjustment in the Conversion Price shall be required in the following events:

               (i) If the amount of such adjustment would be less than $.05 per share; provided, however, that any adjustment which by reason of this paragraph 5.5(e)(i) is not required to be made immediately shall be carried forward and taken into account in any subsequent adjustment; or

                (ii) The issuance of options under the Company's  existing stock option plans and future stock option plans approved by the Company's shareholders.

          (f) When the number of shares of Common Stock or the Conversion Price is adjusted as herein provided, the Company shall cause to be promptly mailed to the Holder by first class mail, postage prepaid, notice of such adjustment or adjustments and a certificate from the Company's Chief Financial Officer setting forth the number of shares of Common Stock and the Conversion Price after such adjustment, a brief statement of the facts requiring such adjustment and the computation by which such adjustment was made.

          (g)  For the purpose of this Section 5.5, the following shall apply:

               (i) The term "Common Stock" shall mean (A) the class of stock designated as the Common Stock of the Company at the date of this Debenture or (B) any other class of stock resulting from successive changes or reclassification of such Common Stock consisting solely of changes in par value, or from par value to no par value, or from no par value to par value. In the event that at any time, as a result of an adjustment made pursuant to this Section 5.5, the Holder shall become entitled to receive any securities upon conversion of the Company other than shares of Common Stock thereafter the number of such other securities and the Conversion Price of such securities shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in this Section 5.5.

               (ii) If the Common Stock is traded on a securities exchange or over the counter, the "Current Market Price" for purposes of this section 5.5 shall mean the average of the Current Market Prices for the five consecutive trading days immediately prior to the date of the event which necessitates an adjustment to the Conversion Price.

          (h) Upon the expiration of any unexercised rights, options, warrants or conversion privileges, the Conversion Price shall be readjusted and shall thereafter be such as it would have been had it been originally adjusted (or had the original adjustment not been required, as the case may be) on the basis of (i) the fact that the only shares of Common Stock so issued were the shares of Common Stock, if any, actually issued or sold upon the exercise of such rights, options, warrants or conversion rights and (ii) the fact that such shares of Common Stock, if any, were issued or sold for the consideration actually received by the Company upon such exercise plus the consideration, if any, actually received by the Company for the issuance, sale or grant of all such rights, options, warrants or conversion rights whether or not exercised; provided. however, that no such readjustment shall have the effect of increasing the Conversion Price by an amount in excess of the amount of the adjustment initially made in respect of the issuance, sale or grant of such rights, options, warrants or conversion privileges.

          5.6 NO ADJUSTMENT FOR DIVIDENDS. Except as provided in Section 5.5, no adjustment in respect to any dividends paid shall be made during the term of the Debenture or upon the exercise of the Debenture.

          5.7 PRESERVATION OF PURCHASE RIGHTS UPON RECLASSIFICATION CONSOLIDATION. ETC. In the case of any consolidation of the Company with or merger of the Company into another corporation or in the case of any sale or conveyance to another corporation of all or substantially all of the property, assets or business of the Company, the Company or such successor or purchasing corporation, as the case may be, shall provide that the Holder shall have the right thereafter upon payment of the Conversion Price in effect immediately prior to such action to purchase upon conversion of the Debenture the kind and amount of shares and other securities and property which the Holder would have owned or have been entitled to receive after the happening of such consolidation, merger, sale or conveyance had the Debenture been converted immediately prior to such action. such agreement shall provide for adjustments, which shall be as nearly equivalent as may be practicable to the adjustments provided for in this
     Section 5. The provisions of this Section 5.7 shall similarly apply to successive consolidations, mergers, sales or conveyances.

          5.8 PAR VALUE OF COMMON STOCK. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Debenture, the Company will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

          5.9  STATEMENT  ON  DEBENTURE   CERTIFICATES.   Irrespective   of  any
     adjustments   in  the   Conversion   Price  or  the  number  of  securities
     convertible, this Debenture certificate or any certificates hereafter issued may continue to express the same price and number of securities as are stated in this Debenture certificate. However, the Company may at any time in its sole discretion (which shall be conclusive) make any change in the form of the Debenture certificate that it may deem appropriate and that does not affect the substance thereof; and any Debenture certificate thereafter issued, whether upon registration or transfer of, or in exchange or substitution for, an outstanding Debenture certificate, may be in the form so changed.

     6. REGISTRATION RIGHTS. The Company shall amend its Registration Statement on Form S-3 (the "Registration Statement") currently on file with the Securities and Exchange Commission (the "Commission") to cover the resale of the shares of Common Stock issuable upon conversion of the Debenture. The Company shall pay all expenses of registration (other than underwriting fees and discounts in respect of shares of Common Stock offered and sold under such Registration Statement by the Purchaser, if any).

     7. FRACTIONAL SHARES. No fractional shares of Common Stock will be issued in connection with any conversion hereunder but in lieu of such fractional shares, the Company shall make a cash payment therefor equal in amount to the product of the applicable fraction multiplied by the Conversion Price then in effect.

     8. SUBORDINATION. Any right of the Holder to payment of principal or interest from the Company shall be subordinated to the claims and rights of the holders of the Senior Debt ("Senior Debt Holders"). "Senior Debt" means all Indebtedness of the Company other than this Debenture or other outstanding convertible debentures or subsequently issued convertible debentures, whether outstanding on the date of execution of this Debenture or thereafter created, incurred or assumed, except (x) any such Indebtedness that by the terms of the instrument or instruments by which such Indebtedness was created, assumed or incurred expressly provides that it (i) is junior in right of payment to the Debentures or (ii) ranks PARI PASSU in right of payment with the Debentures and
(y) any amendments, modifications or supplements to, or any renewals, extensions, deferrals, refinancing and refunding of, any of the foregoing. Any cash payment of principal or interest to the Holder shall be collected, enforced or received by the Holder as trustee for the Senior Debt Holders and paid over to the Senior Debt Holders. The Holder agrees that in the event of any payment of principal or interest by the Company to the Holder by reason of any receivership, insolvency or bankruptcy proceeding, or proceeding for reorganization or readjustment of the Company or its properties, or otherwise, then, in any such event, the Senior Debt Holders shall be preferred in the payment of their claims over the claim of the Holder to payment of principal or interest against the Company or its properties, and the claims of the Senior Debt Holders shall be first paid and satisfied in full before any payment or distribution of any kind or character, whether in cash or property, shall be made to the Holder. Provided, however, that this Section 7 shall not apply to any payment of principal or interest made to the Holder while the Company is solvent and not in default with respect to its Senior Debt.

     9. REPLACEMENT OF DEBENTURE CERTIFICATE. Upon receipt of evidence satisfactory to the Company of the certificate loss, theft, destruction or mutilation of the Debenture certificate and, in the case of any such loss, theft or destruction, upon delivery of a bond of indemnity satisfactory to the Company, or, in the case of any such mutilation, upon surrender and cancellation of the Debenture certificate, the Company will issue a new Debenture certificate, of like tenor, in lieu of such lost, stolen, destroyed or mutilated Debenture certificate.

     10. COVENANTS OF THE COMPANY. So long as any of the Debentures remain outstanding, the Company shall not, without the consent of the holder hereof, which consent will not be unreasonably withheld:

          (a) At all times keep reserved the total number of shares of Common Stock necessary for the conversion of all of the then outstanding Debentures at the then current Conversion Rate;

          (b) Not pay any dividends in cash and/or property or other assets of the Company in respect of its Common Stock or otherwise; and

          (c) Not enter into a loan secured by the property and/or assets of the Company or any of its subsidiaries with (i) any director, officer or 5% stockholder of the Company, (ii) any entity in which a director, officer or 5% stockholder has an interest as an officer, director, partner, beneficiary of a trust or is a 5% or more equity holder of such entity, or (iii) any parent, spouse, child or grandchild of an officer, director or 5% stockholder of the Company upon terms no less favorable to the Company than those which could be obtained from an "arms-length" lender.

     11. DEFAULT. If any of the following events (herein called "Events of Default") shall occur:

          (a) if the Company shall make an assignment for the benefit of creditors or shall be unable to pay its debts as they become due; or

          (b) if the Company shall dissolve; terminate its existence; become insolvent on a balance sheet basis; commence a voluntary case under the federal bankruptcy laws or under any other federal or state law relating to insolvency or debtor's relief; permit the entry of a decree or order for relief against the Company in an involuntary case under the federal bankruptcy laws or under any other applicable federal or state law relating to insolvency or debtor's relief; permit the appointment or consent to the appointment of a receiver, trustee, or custodian of the Company or of any of the Company's property; make an assignment for the benefit of creditors; or admit in writing to be failing generally to pay its debts as such debts become due;

          (c) if the Company shall default in the performance of or compliance with any agreement, condition or term contained in this Debenture or any of the other Debentures and such default shall not have been cured within 30 days after such default,

          (d) Any of the representations or warranties made by the Company herein, in the Subscription Agreement, or in any certificate or financial or other statements heretofore or hereafter furnished by or on behalf of the Company in connection with the execution and delivery of this Debenture or the Subscription Agreement shall be false or misleading in any material respect at the time made; or ?

          (e) Any money judgment, writ or warrant of attachment, or similar process not covered by insurance in excess of Two Hundred Fifty Thousand Dollars ($250,000) in the aggregate shall be entered or filed against the Company or any of its properties or other assets and shall remain unpaid, unvacated, unbonded or unstayed for a period of thirty (30) days or in any event later than ten
               (10) days prior to the date of any proposed sale thereunder; or

          (f) The Company shall have its Common Stock suspended from an exchange or over-the-counter market,

then and in any such event the Holder of this Debenture shall have the option (unless the default shall have theretofore been cured) by written notice to the Company to declare the Debenture to be due and payable, whereupon the Debenture shall forthwith mature and become due and payable, at the applicable prepayment price on the date of such notice, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived, anything contained in this Debenture to the contrary notwithstanding. Upon the occurrence of an Event of Default, the Company shall promptly notify the Holder of this Debenture in writing setting out the nature of the default in reasonable detail.

     12. REMEDIES ON DEFAULT. In case any one or more of the Events of Default shall occur, the Holder may proceed to protect and enforce his rights by a suit in equity, action at law or other appropriate proceeding, whether, to the extent permitted by law, for the specific performance of any agreement of the Company contained herein or in aid of the exercise of any power granted hereby.

     13. CHANGES, WAIVERS. ETC. Neither this Debenture nor any provisions hereof may be changed, waived, discharged or terminated orally, but only by a statement in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought.

     14. ENTIRE AGREEMENT. This Debenture embodies the entire agreement and understanding between the Holder and the Company and supersedes all prior agreements and understandings relating to the subject matter hereof.

     16.  GOVERNING LAW, JURISDICTION, ETC.

          (a) It is the intention of the parties that the laws of the State of California govern the validity of this Debenture, the construction of its terms and the interpretation of the rights and duties of the parties.

          (b) In the case of any dispute, question, controversy or claim arising among the parties hereto which shall arise out of or in connection with this Debenture, the same shall be submitted to arbitration before a panel of three arbitrators in Los Angeles, California, in accordance with the rules of the American Arbitration Association. One arbitrator shall be appointed by the party or parties bringing the claims ("Claimant") and one arbitrator shall be appointed by the party or parties defending the claim ("Respondent"). The arbitrators selected by such parties shall be selected within thirty (30) days after notification by the Claimant to the Respondent that it has determined to submit such dispute, question, controversy or claim to arbitration. The two arbitrators so selected shall select a third arbitrator within thirty (30) days after the selection of the arbitrator selected by such parties. Should a party fail to select an arbitrator within the specified time period, or should the arbitrators selected by the parties fail to select a third arbitrator, the missing arbitrator or arbitrators shall be appointed by the Los Angeles, California office of the American Arbitration Association. The decision of the panel shall be final and binding on the parties and enforceable in any court of competent jurisdiction. The costs of the arbitration will be imposed upon the Claimant and Respondent as determined by the arbitration panel or, failing such determination, will be borne equally by the Claimant and the Respondent. The successful or prevailing party or parties shall be entitled to recover reasonable attorneys fees in addition to any other relief to which it may be entitled.

          (c) In the event of any dispute, question, controversy or claim arising among the parties hereto which shall arise out of or in connection with this Debenture, the parties shall keep the proceeding related to such controversy in strict confidence and shall not disclose the nature of said dispute, the status of the proceeding or any testimony, documents or information obtained or exchanged in the course of said proceeding without the express written consent of all parties to such dispute.

                                       AMERICAN TECHNOLOGIES GROUP, INC.

                                       By: /s/ Lawrence Brady
                                           --------------------------------
                                           Lawrence Brady, CEO
ATTEST:


By /s/ John M. Dab
   -----------------------------------
   John M. Dab, Secretary

                                                                       EXHIBIT 4


                               SUBSCRIPTION AGREEMENT


                         AMERICAN TECHNOLOGIES GROUP, INC.


American Technologies Group, Inc.
1017 South Mountain Avenue
Monrovia, CA  91016


Ladies and Gentlemen:

     The undersigned Gaines P. Campbell, Jr. (the "Holder") understands that American Technologies Group, Inc., a Nevada corporation (the "Company"), is offering to sell to the Holder, and the Holder wishes to purchase $1,000,000 principal amount of the Secured Convertible Debentures due June 30, 2003 in the form attached hereto as Exhibit A (the "Initial Debenture") and $500,000 principal amount of the Secured Redeemable Convertible Debentures due four years after issuance (the "Second Debenture" and together with the Initial Debenture the "Debentures"). The Holder further understands that the offering and sale is being made without registration of the Debentures and shares of Common Stock issuable upon conversion thereof (the Debentures and shares of Common Stock issuable upon exercise thereof are hereinafter sometimes referred to as the "Securities") under the Securities Act of 1933, as amended (the "Securities Act"), and is being made only to "accredited investors" (as defined in Rule 501 of Regulation D under the Securities Act).

     1. SALE OF THE DEBENTURES. Upon the basis of the representations and warranties, and subject to the terms and conditions set forth in this Agreement, the Issuer covenants and agrees to sell and the Holder agrees to purchase the Initial Debenture upon execution of this Agreement and the Second Debenture upon the effective date (the "Effective Date") of the Company's Registration Statement on Form S-3 (Registration No. 333-68327), provided such Effective Date occurs on or before October 1, 1999.

     2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company represents and warrants to the Holder as follows on the date hereof and as of the Effective Date.

          (a) The Common Stock issuable upon the conversion of the Debentures has been duly authorized and, when issued and delivered to the Holder in accordance with the terms of said Debentures, will be validly issued, fully paid and nonassessable.

          (b) The Company is a corporation duly organized and validly existing in good standing under the laws of the State of Nevada with full corporate power and authority to own, lease and operate its properties and to conduct its business as currently conducted, and is duly registered and qualified to conduct its business and is in good standing in each jurisdiction or place where the nature of its properties or the conduct of its business requires such registration or qualification, except where the failure so to register or qualify does not have a material adverse effect on the condition (financial or other), business, properties, net worth or results of operations of the Company.

          (c) The Company has registered its Common Stock pursuant to Section 12 of the Exchange Act. The Company has filed all material required to be filed pursuant to all reporting obligations under either Section 13(a) or 15(d) of the Exchange Act for a period of at least twelve (12) calendar months immediately preceding the date hereof.

          (d) Neither the issuance of the Securities, the execution, delivery or performance of this Agreement by the Company, nor the consummation by the Company of the transaction contemplated hereby (i) requires any consent, approval, authorization or other order of or registration or filing with, any court, regulatory body administrative agency or other governmental body, agency or official or conflicts or will conflict with or constitutes or will constitute a breach of, or a default under, the certificate of incorporation or by-laws, or other organizational documents, of the Company or any of its subsidiaries or (ii) conflicts or will conflict with, or constitutes or will constitute a material breach of, or default under, (or if any of the foregoing occurs it will not have a material adverse affect on the Company) any material agreement, indenture, lease or other instrument to which the Company or any of its subsidiaries is a party or by which any of them or any of their respective properties may be bound, or violates or will violate any statute, law, or any of its subsidiaries or any of their respective properties, or will result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to the terms of any agreement or instrument to which any of them is a party or by which any of them may be bound or to which any of the property or assets of any of them is subject.

          (e) The execution and delivery of, and the performance by the Company of its obligations under this Agreement have been duly and validly authorized by the Company, and this Agreement has been duly executed and delivered by the Company and constitutes the valid and legally binding agreement of the Company, enforceable against the Company in accordance with its terms, and the Company has full corporate and legal power to enter into this Agreement and perform all of its obligations hereunder.

          (f) Exhibit B and Exhibit C attached hereto and incorporated herein as though set forth in full set forth all patents, patent applications, trademarks, trademark applications and other intangible properties related to the Company's IE-TM- technology as described in the referenced patents and patent applications and any technology related thereto (all of the foregoing being herein called "Intangibles") that the Company owns or has pending free and clear of all liens.

          (g) Management of the Company will use its best efforts to have the Company's Board of Directors appoint James Hennen to fill a vacancy on the Board at its next meeting which is anticipated to be held within the next 30 days.

     3. REPRESENTATIONS AND WARRANTIES OF THE HOLDER. The Holder hereby represents and warrants to the Company as follows:

          (a) The Holder is aware that no federal of state agency has passed upon the Common Stock or made any finding or determination concerning the fairness of this investment.

          (b) The Holder has had an opportunity to ask questions of and receive answers from representatives of the Company, concerning the terms and conditions of this investment.

          (c) The Securities for which the Holder hereby subscribes will be acquired for the Holder's own account, for investment only and not with a view toward resale or distribution in a manner which would require registration under the Securities Act.

          (d) The Holder acknowledges that, until a registration statement is declared effective by the SEC, there are substantial restrictions on the transferability of shares of Common Stock as required pursuant to federal and state securities laws. The Holder further agrees to be responsible for compliance with all conditions on transfer imposed by any state blue sky or securities law. The Holder acknowledges that each certificate representing the shares of Common Stock issued upon conversion of the Debentures prior to the effective date of a registration statement covering such shares shall be stamped with a restrictive legend substantially similar to the following:

               "The securities evidences by this certificate have not been registered under the United States Securities Act of 1933, as amended (the "Act), or any state securities laws, and may not be offered or sold, transferred, pledged, hypothecated or otherwise disposed of except (i) pursuant to an effective registration statement under the Act, (ii) to the extent applicable, Rule 144 under the Act (or any similar rule under the Act relating to the disposition of securities) or (iii) if an exemption from registration under such Act is available.

          Notwithstanding the foregoing, the securities evidenced by this certificate are also subject to the registration rights set forth in that certain Subscription Agreement by and between the Holder hereof and the Company, a copy of which is on file at the Company's principal executive office."

          (e) The Holder is an "accredited investor" as defined in Rule 501(a) under the Securities Act. The Holder has a net worth in excess of $1,000,000. The Holder agrees to furnish any additional information requested to assure compliance with applicable federal and state securities laws in connection with the purchase and sale of the subscription.

     4. RESTRICTIONS ON TRANSFER.

     The Debenture shall not be sold or transferred unless (i) it first shall have been registered under the Securities Act, (ii) the Company first shall have been furnished with an opinion of legal counsel, reasonably satisfactory to the Company, to the effect that such sale or transfer is exempt from the registration requirements of the Securities Act,
(iii) written notice of such transfer and the name and address of such transferee has been received by the Company and (iv) the transferee shall first agree in writing to be bound by all provisions of this Agreement.

     5. INDEMNIFICATION.

          (a) In the event that the Company registers under the Securities Act any of the Securities held by the Holder, the Company shall indemnify and hold harmless the Holder and each underwriter of such shares (including any broker or dealer through whom such of the shares may be sold) and each person, if any, who controls the Holder or any such underwriter within the meaning of Section 15 of the Securities Act or Section 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") from and against any and all losses, claims, damages, expenses or liabilities, joint or several, to which they or any of them become subject under the Securities Act or the Exchange Act or otherwise, and except as hereinafter provided, shall reimburse the Holder and each of the underwriters and each such controlling person, if any, for any legal or other expenses reasonable incurred by them or any of them in connection with investigating or defending any actions whether or not resulting in any liability, insofar as such losses, claims, damages, expenses, liabilities or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement, or in the prospectus (or the registration statement or prospectus as from time to time amended or supplemented by the Company) or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein not misleading, unless such untrue statement or omission was made in such registration statement or prospectus in reliance upon and in conformity with information furnished in writing to the Company in connection therewith by the Holder (insofar as indemnification of the Holder is concerned) or any underwriter (insofar as indemnification of any such underwriter is concerned) relating thereto expressly for use therein. Promptly after receipt by the Holder or any underwriter or any person controlling any of them, as the case may be, of notice of a claim to which the foregoing indemnification applies, the Holder or such other person shall notify the Company in writing of the commencement thereof, and, subject to the provisions hereinafter stated, the Company shall assume the defense of such action (including the employment of counsel, who shall be counsel satisfactory to the Holder or such underwriter or controlling person, as the case may be, and the payment of expenses) insofar as such action shall relate to any alleged liability in respect of which indemnity may be sought against the Company. The Holder or any underwriter or any such controlling person shall have the right to employ separate counsel in any such action and to participate in the defense thereof but the fees and expenses of such counsel shall not be at the expense of the Company unless:
     (i) the employment of such counsel has been specifically authorized by the Company, (ii) the Company has failed to assume the defense and employ counsel, or (iii) the named parties of any such action, suit or proceeding (including any impleaded parties) include both the person or persons seeking indemnification (the "indemnified person") and the Company and such indemnified person shall have been advised by its counsel that representation of the indemnified person and the Company by the same counsel would be inappropriate under the applicable standards of professional conduct (whether or not such representation by the same counsel has been proposed) due to actual or potential differing interests between them (in which case the Company shall not have the right to assume the defense of such action, suit or proceeding on behalf of such indemnified person). The Company shall not be liable to indemnify any person for any settlement by such person of any such action effected without the Company's consent.

          (b) The Holder shall indemnify the Company, its officers and directors and each person, if any, who controls the Company within the meaning of
     Section 15 of the Securities Act or Section 20(a) of the Exchange Act, against all losses, claims, damages, expenses or liabilities or actions to which they or any of them become subject under the Securities Act or the Exchange Act or otherwise, and shall reimburse the Company, its officers and directors and each such controlling person, if any, for any legal or other expenses reasonably incurred by them or any of them in connection with investigating or defending any actions whether or not resulting in any liability, insofar as such losses, claims damages, expenses, liabilities or actions arise out of or are based upon any information relating to the Holder furnished by or on behalf of the Holder in writing specifically for inclusion in such registration statement.

          (c) Any losses, claims, damages, liabilities and reasonable expenses for which an indemnified party is entitled to indemnification under Sections 6(a) and 6(b) of this Agreement shall be paid by the indemnifying party to the indemnified party as such losses, claims, damages, liabilities and expenses are incurred.

     6. BROKERS. Each of the Company and Holder hereby indemnifies and holds the other harmless from any liability for any brokers' or finders' fee with respect to this Agreement or the transactions contemplated hereby for which the Company or the Holder, as the case may be, is responsible.

     7. WAIVER AMENDMENT. Neither this Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

     8. SUCCESSORS AND ASSIGNS. This Agreement shall inure to the benefit of and be binding upon the parties hereto, their respective successors and assigns, and no other person shall have any right or obligation hereunder. Neither this Agreement nor any right, remedy, obligation or liability without the prior written consent or other party and any assignment in violation hereof shall be void, provided that the Holder may assign its rights and obligations hereunder to any person acquiring some or all of the Securities, provided that such transfer (i) is made in accordance with Section 3 hereof and is not pursuant to an effective registration statement and (ii) such person agrees in writing to be bound by the terms hereof.

     9. CHOICE OF LAW: CONFLICT OF LAW: JURISDICTION AND VENUE. In the case of any dispute, question, controversy or claim arising among the parties hereto which shall arise out of or in connection with this Agreement, the same shall be submitted to arbitration before a panel of three arbitrators in Chattanooga, Tennessee in accordance with the rules of the American Arbitration Association. One arbitrator shall be appointed by the party or parties bringing the claims ("Claimant") and one arbitrator shall be appointed by the party or parties defending the claim ("Respondent"). The arbitrators selected by such parties shall be selected within thirty (30) days after notification by the Claimant to the Respondent that it has determined to submit such dispute, question, controversy or claim to arbitration. The two arbitrators so selected shall select a third arbitrator within thirty (30) days after the selection of the arbitrator selected by such parties. Should a party fail to select an arbitrator within the specified time period, or should the arbitrators selected by the parties fail to select a third arbitrator, the missing arbitrator or arbitrators shall be appointed by the Chattanooga, Tennessee office of the American Arbitration Association. The decision of the panel shall be final and binding on the parties and enforceable in any court of competent jurisdiction. The costs of the arbitration will be imposed upon the Claimant and Respondent as determined by the arbitration panel or, failing such determination, will be borne equally by the Claimant and the Respondent. The successful or prevailing party or parties shall be entitled to recover reasonable attorneys fees in addition to any other relief to which it may be entitled.

     10. SECTION AND OTHER HEADINGS. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

     11. MULTIPLE COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original but all of which will constitute one and the same instrument. However, in enforcing any party's rights under this Agreement it will be necessary to produce only one copy of this Agreement signed by the party to be charged.

     12. NOTICE. Any notice to be given or to be served upon any party in connection with this Agreement must be in writing and will be deemed to have been given and received upon confirmed receipt, if sent by facsimile, or two (2) days after it has been submitted for delivery by Federal Express or an equivalent carrier, charges prepaid and addressed to the following addresses with a confirmation of delivery:

     If to the Company, to:

          American Technologies Group, Inc.
          1017 South Mountain Avenue
          Monrovia, CA 91016
          Attn: Lawrence J. Brady
          Telephone: (626) 357-5000
          Facsimile: (626) 357-4464

     If to the Holder, to:

          Gaines P. Campbell, Jr.
          1341 Birmingham Highway
          Chattanooga, Tennessee  37419
          Telephone: (423) 825-0815
          Facsimile: (423) 825-1037

     With a copy to:

          Thomas A. Caldwell
          Baker, Donelson, Bearman & Caldwell
          1800 Republic Center
          633 Chestnut Street
          Chattanooga, TN  37450-1800
          Telephone: (423) 756-2010
          Facsimile: (423) 756-3447


The undersigned acknowledges that this Agreement shall not be effective unless and until accepted by the Company as indicated below.

Dated this 13th day of July, 1999.

By:  Gaines P. Campbell, Jr.
     -------------------------
     Gaines P. Campbell, Jr.

     THIS SUBSCRIPTION IS AGREED TO AND ACCEPTED BY THE COMPANY ON THE 13TH DAY OF JULY, 1999.


AMERICAN TECHNOLOGIES GROUP, INC.


By:  Lawrence J. Brady
     --------------------------
Name: Lawrence J. Brady
Title: Chief Executive Officer

                                                                       EXHIBIT 5
                        AMERICAN TECHNOLOGIES GROUP, INC.

                          SECURED CONVERTIBLE DEBENTURE
                                DUE JUNE 30, 2003

Number:         1

Principal :     $1,000,000

Original Issue Date:  July 13, 1999

Registered Holder(s): Gaines P. Campbell, Jr.

         American Technologies Group, Inc., a Nevada corporation (the "Company") with principal offices at 1017 South Mountain Avenue, Monrovia, California 91016, for value received, hereby promises to pay the registered holder hereof (the "Holder") the principal sum set forth above on June 30, 2003 (the "Maturity Date"), in such coin or currency of the United States of America as at the time of payment shall be the legal tender for the payment of public and private debts, and to pay interest, less any amounts required by law to be deducted or withheld, computed on the basis of a 360-day year, on the unpaid principal balance hereof from the date hereof (the "Original Issue Date"), at the rate of 8.5% per year, until such principal sum shall have become due and payable, provided the Debenture has not been converted by the Holder pursuant to Section
5. All references herein to dollar amounts refers to U.S. dollars.

         By acceptance and purchase of this Debenture, the registered holder hereof agrees with the Company that the Debenture shall be subject to the following terms and conditions:

     1. AUTHORIZATION OF DEBENTURES. The Company has authorized the issue and sale of this Secured Convertible Debenture due June 30, 2003 (the "Initial Debenture," such term includes any debentures which may be issued in exchange or in replacement thereof).

     2. TRANSFER OR EXCHANGE. Prior to due presentation to the Company for transfer of this Initial Debenture, the Company and any agent of the Company may treat the person in whose name this Initial Debenture is duly registered on the Company's Debenture Register as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes. The Initial Debenture may not be offered, sold, pledged or otherwise transferred unless and until registered under the Securities Act of 1933, as amended (the "Act") or unless the Company has received an opinion of counsel that such registration is not required.

     3.   CURRENT MARKET PRICE.

          3.1 For purposes of this Debenture, "Current Market Price" of the Common stock means:

          (a) If traded on a securities exchange, the closing price of the Common Stock on such exchange;

          (b) If traded over the counter, the high closing bid price reported by Bloomberg from the NASDAQ OTC Bulletin Board; or

          In all other events, the market price determined by the Board of Directors of the Company in good faith.

     4.   OPTIONAL REDEMPTION OF INITIAL DEBENTURE.

          4.1 OPTIONAL REDEMPTION OF INITIAL DEBENTURE. Subject to Section 5 and the Company entering into an underwriting agreement with First Liberty Securities for an underwritten offering of $4,000,000 or a comparable offering, the Company may redeem the Initial Debenture prior to December 31, 1999, in whole or in part up to a maximum principal amount of $400,000, upon written notice given not less than five (5) nor more than ten (10) business days prior to the redemption date for 135% of the principal amount of the Initial Debenture to be redeemed, plus any accrued interest.

     5.   CONVERSION OF INITIAL DEBENTURE.

          5.1 RIGHT TO CONVERT THE INITIAL DEBENTURE. Subject to Section 4 above, the record holder of this Initial Debenture shall be entitled, at any time as to $600,000 of principal amount and after December 31, 1999 as to $400,000 of principal amount at the option of the Holder, to convert this Initial Debenture, in whole or in part, into fully-paid and non-assessable shares of Common Stock based on a Conversion Price of $0.30 per share, provided however if the redeemable portion of the Initial Debenture is not so redeemed, the Conversion Price for such portion shall be $0.25 per share.

          5.2 EXERCISE OF CONVERSION PRIVILEGE. In order to exercise the conversion privilege, the Holder shall surrender such Initial Debenture, together with the Notice of Conversion annexed hereto as Exhibit 1 appropriately endorsed to the Company at its principal office, accompanied by written notice to the Company (a) stating that the Holder elects to convert the Initial Debenture or a portion thereof, and if a portion, the amount of such portion in multiples of $1,000 in principal amount, and (b) setting forth the name or names (with address) in which the certificate or certificates for shares of Common Stock issuable upon such conversion shall be issued. Provided the Initial Debenture is received properly endorsed promptly by the Company, the date of conversion of such Initial Debenture shall be deemed to be the date of receipt of the Notice of Conversion, even if the Company's stock transfer books are at that time closed, and the converting Holder shall be deemed to have become, on the date of conversion, the record holder of the shares of Common Stock deliverable upon such conversion. If the Initial Debenture is not received properly endorsed by the fifth business day following the date the Company receives the Notice of Conversion, the date of conversion shall be deemed to be the date the Initial Debenture is received, provided that such later receipt will not lower the Conversion Price stated in the Notice of Conversion. Within three business days after the date of conversion, the Company shall issue and deliver to such converting Holder a certificate or certificates for the number of shares of Common Stock due on such conversion.

          Upon conversion of the Initial Debenture in part, the Company shall execute and deliver to the Holder thereof, at the expense of the Company, a new Initial Debenture, in aggregate principal amount equal to the unconverted portion of such Initial Debenture such new Initial Debenture shall have the same terms and provisions other than the principal amount as the Initial Debenture surrendered for conversion.

          5.3 DURATION OF CONVERSION PRIVILEGE. The right to subscribe for and purchase shares of Common Stock pursuant to the conversion privilege granted herein shall commence on the Original Issue Date and shall expire at 5:00 p.m., New York time on June 30, 2003.

          5.4 STOCK FULLY PAID; NOT RESTRICTED. The Company covenants and agrees that:

          (a) all shares which may be issued upon the exercise of the conversion privilege granted herein will, upon issuance in accordance with the terms hereof, be fully paid, nonassessable, and free from all taxes, liens and charges (except for taxes, if any, upon the income of the Holder) with respect to the issue thereof, and that the issuance thereof shall not give rise to any preemptive rights on the part of the stockholders;

          (b) all shares issued after the effective date of the Registration Statement (defined below) which will be issued upon the conversion privilege granted herein will be free of all restrictions under the Securities Act of 1933; and will not bear any legends or be the subject of any stop transfer restrictions; and

          (c) the failure of the Company to issue shares upon the conversion of the Initial Debenture will cause the holder immediate irreparable harm.

          5.5  ANTIDILUTION  PROVISIONS.  The following  provisions apply to the
     Debenture:

          (a) In case the Company shall (i) pay a dividend or make a distribution in shares of Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares of Common Stock, (iii) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock,
               (iv) make a distribution on its Common Stock in shares of its capital stock other than Common Stock, or (v) issue by reclassification of its Common Stock other securities of the Company, the conversion privilege of the Initial Debenture and the Conversion Price then in effect immediately prior thereto shall be adjusted so that the Holder shall be entitled to receive the kind and number of shares of Common Stock and other securities of the Company which it would have owned or would have been entitled to receive after the happening of any of the events described above, had the Initial Debenture been converted immediately prior to the happening of such event or any record date with respect thereto. Any adjustment made pursuant to this paragraph (a) shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.

          (b) In case the Company shall issue rights, options, warrants or convertible securities to all holders of its Common Stock, without any charge to such holders, entitling them to subscribe for or to purchase shares of Common Stock at a price per share which is lower at the record date mentioned below than the then current Conversion Price, the Conversion Price thereafter shall be determined by multiplying the then current Conversion Price by a fraction (but in no event greater than 1), of which the denominator shall be (i) the number of shares of the common stock outstanding immediately prior to the issuance of such rights, options, warrants or convertible securities plus (ii) the number of additional shares of Common Stock offered for subscription or purchase, and of which the numerator shall be (x) the number of shares of Common Stock outstanding immediately prior to the issuance of such rights, options, warrants or convertible securities plus (y) the number of shares which the aggregate offering price of the total number of shares offered would convert at the higher of the then Current Market Price, or then current Conversion Price. Such adjustment shall be made whenever such rights, options, warrants or convertible securities are issued, and shall become effective immediately and retroactively after the record date for the determination of stockholders entitled to receive such rights, options, warrants or convertible securities.

          (c) In case the Company shall distribute to all holders of its shares of Common Stock (i) debt securities or other evidences of its indebtedness which are not convertible into Common Stock or (ii) assets (excluding cash dividends or distributions out of earnings), then the Conversion Price shall be determined by dividing the then current Conversion Price by a fraction, of which the numerator shall be the higher of the then Current Market Price, or the Conversion Price on the date of such distribution, and of which the denominator shall be such Current Market Price, or such Conversion Price on such date minus the then fair value of the portion of the assets or evidences of indebtedness so distributed applicable to one share of Common Stock. Such adjustment shall be made whenever any such distribution is made and shall become effective on the date of distribution retroactive to the record date for the determination of stockholders entitled to receive such distribution. The fair value of such assets shall be determined in good faith by the Board of Directors of the Company.

          (d) In the event that after the date hereof but prior to the conversion of the Initial Debenture, the Company issues shares of Common Stock other than upon the conversion of any currently outstanding convertible securities or upon the exercise of any currently outstanding options or warrants (a "Dilutive Event"), then the Conversion Price will be adjusted in accordance with the following:

               Fully Diluted Outstanding Shares ("FDS") means the number of shares of Common Stock outstanding on the date hereof plus all shares of Common Stock issuable (i) upon the conversion of any currently outstanding convertible security, including this Initial Debenture, (ii) upon the exercise of any currently outstanding option or warrants or (iii) in satisfaction of obligations under any existing agreement to which the Company is bound.

               Holder Shares means, at any particular time, the total number of shares of Common Stock issuable upon conversion of the Initial Debenture, the Secured Redeemable Convertible Debenture anticipated to be issued to Holder in the near future (the "Second Debenture") and the $550,000 principal amount of 3% Convertible Subordinated Debentures due December 1, 2003 (collectively, the "Debentures"), to the extent not previously converted or redeemed.

               Initial  Holder  Percentage  is  the  percentage   determined  by
               dividing the number of Holder Shares on the date hereof by FDS.

               Holder Percentage is the percentage determined by dividing the number of Holder Shares at any time by FDS.

               Upon a Dilutive Event, the Conversion Price of the Initial Debenture shall be reduced, but to not less than $0.01, so that the number of shares issuable upon the conversion of the Debentures, to the extent not previously converted, divided by FDS plus the number of shares issuable upon the Dilutive Event equals the Holder Percentage at that time. Adjustments in the Conversion Price under this provision shall be effected in coordination with the similar provision in the Second Debenture to achieve the intended result, i.e. the Holder's ownership in the Company based solely upon conversion of the Debentures is not effected by Dilutive Events, to the extent that the Debentures have not been converted.

          (e) To the extent not covered by paragraphs (b), (c) or (d) hereof, in case the Company shall sell or issue shares of Common Stock, or rights, options, warrants or convertible securities containing the right to subscribe for or purchase shares of Common Stock, at a price per share (determined, in the case of such rights, options, warrants or convertible securities, by dividing (i) the total amount received or receivable by the Company in consideration of the sale or issuance of such rights, options, warrants or convertible securities, plus the total consideration payable to the Company upon exercise or conversion thereof, by
               (ii) the total number of shares
               covered by such rights, options, warrants or convertible securities) lower than the Conversion Price in effect immediately prior to such sale or issuance, then the Conversion Price shall be reduced to a price (calculated to the nearest cent) determined by dividing (I) an amount equal to the Conversion Price multiplied by the sum of (A) the number of shares of Common Stock outstanding immediately prior to such sale or issuance plus (B) the number of shares which could have been purchased at the Conversion Price with the consideration received by the Company upon such sale or issuance by (II) the total number of shares of Common Stock outstanding immediately after such sale or issuance. For the purposes of such adjustments, the shares of Common Stock, which the holders of any such rights, options, warrants or convertible securities shall be entitled to subscribe for or purchase, shall be deemed issued and outstanding as of the date of such sale or issuance and the consideration received by the Company therefor shall be deemed to be the consideration received by the Company for such rights, options, warrants or convertible securities, plus the consideration or premiums stated in such rights, options, warrants or convertible securities to be paid for the shares of Common Stock covered thereby. In case the Company shall sell or issue shares of Common Stock, or rights, options, warrants or convertible securities containing the right to subscribe or purchase shares of Common Stock for a consideration consisting, in whole or in part, of property other than cash or its equivalent, then in determining the "price per share" of shares of Common Stock, any underwriting discounts or commissions shall not be deducted from the price received by the Company for sales of securities registered under the Act.

          (f) No adjustment in the Conversion Price shall be required in the following events:

               (i) If the amount of such adjustment would be less than $.05 per share; provided, however, that any adjustment which by reason of this paragraph 5.5(f)(i) is not required to be made immediately shall be carried forward and taken into account in any subsequent adjustment; or

               (ii) The issuance of options under the Company's  existing  stock option plans and future stock option plans approved by the Company's shareholders.

          (g) When the number of shares of Common Stock or the Conversion Price is adjusted as herein provided, the Company shall cause to be promptly mailed to the Holder by first class mail, postage prepaid, notice of such adjustment or adjustments and a certificate from the Company's Chief Financial Officer setting forth the number of shares of Common Stock and the Conversion Price after such adjustment, a brief statement of the facts requiring such adjustment and the computation by which such adjustment was made.

          (h)  For the purpose of this Section 5.5, the following shall apply:

               (i) The term "Common Stock" shall mean (A) the class of stock designated as the Common Stock of the Company at the date of this Debenture or (B) any other class of stock resulting from successive changes or reclassification of such Common Stock consisting solely of changes in par value, or from par value to no par value, or from no par value to par value. In the event that at any time, as a result of an adjustment made pursuant to this Section 5.5, the Holder shall become entitled to receive any securities upon conversion of the Company other than shares of Common Stock thereafter the number of such other securities and the Conversion Price of such securities shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in this Section 5.5.

               (ii) If the Common  Stock is traded on a  securities  exchange or over the counter, the "Current Market Price" for purposes of this section 5.5 shall mean the average of the Current Market Prices for the five consecutive trading days immediately prior to the date of the event which necessitates an adjustment to the Conversion Price.

          (i) Upon the expiration of any unexercised rights, options, warrants or conversion privileges, the Conversion Price shall be readjusted and shall thereafter be such as it would have been had it been originally adjusted (or had the original adjustment not been required, as the case may be) on the basis of (i) the fact that the only shares of Common Stock so issued were the shares of Common Stock, if any, actually issued or sold upon the exercise of such rights, options, warrants or conversion rights and (ii) the fact that such shares of Common Stock, if any, were issued or sold for the consideration actually received by the Company upon such exercise plus the consideration, if any, actually received by the Company for the issuance, sale or grant of all such rights, options, warrants or conversion rights whether or not exercised; provided. however, that no such readjustment shall have the effect of increasing the Conversion Price by an amount in excess of the amount of the adjustment initially made in respect of the issuance, sale or grant of such rights, options, warrants or conversion privileges.

          5.6 NO ADJUSTMENT FOR DIVIDENDS. Except as provided in Section 5.5, no adjustment in respect to any dividends paid shall be made during the term of the Initial Debenture or upon the exercise of the Initial Debenture.

          5.7 PRESERVATION OF PURCHASE RIGHTS UPON RECLASSIFICATION CONSOLIDATION. ETC. In the case of any consolidation of the Company with or merger of the Company into another corporation or in the case of any sale or conveyance to another corporation of all or substantially all of the property, assets or business of the Company, the Company or such successor or purchasing corporation, as the case may be, shall provide that the Holder shall have the right thereafter upon payment of the Conversion Price in effect immediately prior to such action to purchase upon conversion of the Initial Debenture the kind and amount of shares and other securities and property which the Holder would have owned or have been entitled to receive after the happening of such consolidation, merger, sale or conveyance had the Initial Debenture been converted immediately prior to such action. such agreement shall provide for adjustments, which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 5. The provisions of this Section 5.7 shall similarly apply to successive consolidations, mergers, sales or conveyances.

          5.8 PAR VALUE OF COMMON STOCK. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Debenture, the Company will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

          5.9 STATEMENT ON INITIAL DEBENTURE CERTIFICATES. Irrespective of any adjustments in the Conversion Price or the number of securities convertible, this Initial Debenture certificate or any certificates hereafter issued may continue to express the same price and number of securities as are stated in this Initial Debenture certificate. However, the Company may at any time in its sole discretion (which shall be conclusive) make any change in the form of the Initial Debenture certificate that it may deem appropriate and that does not affect the substance thereof; and any Initial Debenture certificate thereafter issued, whether upon registration or transfer of, or in exchange or substitution for, an outstanding Initial Debenture certificate, may be in the form so changed.

     6. INTEREST. Interest due hereunder shall be payable in cash monthly on the last day of each month commencing on August 31, 1999.

     7. REGISTRATION RIGHTS. The Company shall amend its Registration Statement on Form S-3 (the "Registration Statement") currently on file with the Securities and Exchange Commission (the "Commission") to cover the resale of the shares of Common Stock issuable upon conversion of the Initial Debenture and will cause such registration statement to be declared effective on or before October 1, 1999. The Company shall pay all expenses of registration (other than underwriting fees and discounts in respect of shares of Common Stock offered and sold under such Registration Statement by the Purchaser, if any).

     8. FRACTIONAL SHARES. No fractional shares of Common Stock will be issued in connection with any conversion hereunder but in lieu of such fractional shares, the Company shall make a cash payment therefor equal in amount to the product of the applicable fraction multiplied by the Conversion Price then in effect.

     9. SECURITY INTEREST. As security for the obligations of the Company hereunder and the obligations which may arise under the Second Debenture, the Company hereby grants the Holder a first security interest in and to all of the Company's intellectual property related to its IE(-TM-) technology and applications thereof, including such as is embodied in the patents and patent applications set forth on Exhibit 2, attached hereto and incorporated herein as though set forth in full, and represented by the trademarks set forth on Exhibit 3, attached hereto and incorporated herein as though set forth in full, all as contained in the UCC-1 Financing Statement attached hereto as Exhibit 4. The
Company shall file the Financing Statement with the California Secretary of State as soon as practical after the date hereof and the Company shall further perform all acts and execute all documents in form suitable for filing with the United States Paten and Trademark Office or any similar office or agency of the United States or any State thereof, or any country, as are reasonably necessary to evidence, perfect, maintain, record and enforce the security interest granted herein and evidenced by the Patent and Trademark Security Agreement by and between the Company and the Holder, dated July 13, 1999. As further security, the Company hereby grants the Holder in the real property located at 1009, 1013 and 1017 South Mountain Avenue, Monrovia California (collectively, the "Property"), subject to the existing security interests thereon, except as hereinafter provided. Said security interest shall be implemented through a deed of trust in favor of the Holder recorded on the Property which shall be recorded as soon as practical after the date hereof. The existing junior deed of trust in the amount of $135,000 shall be subordinated to the deed of trust referred to hereinabove. In addition to the foregoing junior deed of trust, there is a first deed of trust on the property in the amount of $877,500 and a judgment lien in the amount of approximately $40,000. The Company agrees that it will not sell any of the foregoing collateral without the prior written consent of the Holder and that, upon any such approved sale, the net proceeds shall be paid to Holder as a full or partial redemption, as applicable, of either this Initial Debenture or of the Second Debenture, as directed by the Holder and the Holder shall no longer have a security interest to the extent of such proceeds.

     10. REPLACEMENT OF INITIAL DEBENTURE CERTIFICATE. Upon receipt of evidence satisfactory to the Company of the certificate loss, theft, destruction or mutilation of the Initial Debenture certificate and, in the case of any such loss, theft or destruction, upon delivery of a bond of indemnity satisfactory to the Company, or, in the case of any such mutilation, upon surrender and cancellation of the Debenture certificate, the Company will issue a new Initial Debenture certificate, of like tenor, in lieu of such lost, stolen, destroyed or mutilated Initial Debenture certificate.

     11. COVENANTS OF THE COMPANY. So long as the Initial Debenture remain outstanding, the Company shall not, without the consent of the holder hereof, which consent will not be unreasonably withheld:

          (a) At all times keep reserved the total number of shares of Common Stock necessary for the conversion of all of the then outstanding Initial Debentures at the then current Conversion Rate;

          (b) Not pay any dividends in cash and/or property or other assets of the Company in respect of its Common Stock or otherwise; and

          (c) Not enter into a loan secured by the property and/or assets of the Company or any of its subsidiaries with (i) any director, officer or 5% stockholder of the Company, (ii) any entity in which a director, officer or 5% stockholder has an interest as an officer, director, partner, beneficiary of a trust or is a 5% or more equity holder of such entity, or (iii) any parent, spouse, child or grandchild of an officer, director or 5% stockholder of the Company upon terms no less favorable to the Company than those which could be obtained from an "arms-length" lender.

     12. DEFAULT. If any of the following events (herein called "Events of Default") shall occur:

          (a) if the Company shall make an assignment for the benefit of creditors or shall be unable to pay its debts as they become due;

          (b) if the Company shall dissolve; terminate its existence; become insolvent on a balance sheet basis; commence a voluntary case under the federal bankruptcy laws or under any other federal or state law relating to insolvency or debtor's relief; permit the entry of a decree or order for relief against the Company in an involuntary case under the federal bankruptcy laws or under any other applicable federal or state law relating to insolvency or debtor's relief; permit the appointment or consent to the appointment of a receiver, trustee, or custodian of the Company or of any of the Company's property; make an assignment for the benefit of creditors; or admit in writing to be failing generally to pay its debts as such debts become due;

          (c) if the Company shall default in the performance of or compliance with any agreement, condition or term contained in this Initial Debenture and such default shall not have been cured within 30 days after such default,

          (d) Any of the representations or warranties made by the Company herein, in the Subscription Agreement, or in any certificate or financial or other statements heretofore or hereafter furnished by or on behalf of the Company in connection with the execution and delivery of this Initial Debenture or the Subscription Agreement shall be false or misleading in any material respect at the time made;

          (e) Any money judgment, writ or warrant of attachment, or similar process not covered by insurance in excess of Two Hundred Fifty Thousand Dollars ($250,000) in the aggregate shall be entered or filed against the Company or any of its properties or other assets and shall remain unpaid, unvacated, unbonded or unstayed for a period of thirty (30) days or in any event later than ten
               (10) days prior to the date of any proposed sale thereunder;

          (f) The Company shall have its Common Stock suspended from an exchange or over-the-counter market,

          (g)  The Company shall fail to make an interest payment when due, or

          (h) The Company fails to cause the Registration Statement to be declared effective on or before October 1, 1999,

then and in any such event the Holder of this Initial Debenture shall have the option (unless the default shall have theretofore been cured) by written notice to the Company to (i) convert the Initial Debenture or (ii) declare the Initial Debenture to be due and payable in full in the amount of 120% of its face value, whereupon the Initial Debenture shall forthwith mature and become due and payable without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived, anything contained in this Initial Debenture to the contrary notwithstanding. Upon the occurrence of an Event of Default, the Company shall promptly notify the Holder of this Initial Debenture in writing setting out the nature of the default in reasonable detail.

     13. REMEDIES ON DEFAULT. In case any one or more of the Events of Default shall occur, the Holder may proceed to protect and enforce his rights by a suit in equity, action at law or other appropriate proceeding, whether, to the extent permitted by law, for the specific performance of any agreement of the Company contained herein or in aid of the exercise of any power granted hereby.

     14. CHANGES, WAIVERS. ETC. Neither this Initial Debenture nor any provisions hereof may be changed, waived, discharged or terminated orally, but only by a statement in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought.

     15. ENTIRE AGREEMENT. This Initial Debenture embodies the entire agreement and understanding between the Holder and the Company and supersedes all prior agreements and understandings relating to the subject matter hereof.

     16. GOVERNING LAW, JURISDICTION, ETC.

          (a) It is the intention of the parties that the laws of the State of California govern the validity of this Initial Debenture, the construction of its terms and the interpretation of the rights and duties of the parties.

          (b) In the case of any dispute, question, controversy or claim arising among the parties hereto which shall arise out of or in connection with this Initial Debenture, the same shall be submitted to arbitration before a panel of three arbitrators in Chattanooga, Tennessee, in accordance with the rules of the American Arbitration Association. One arbitrator shall be appointed by the party or parties bringing the claims ("Claimant") and one arbitrator shall be appointed by the party or parties defending the claim ("Respondent"). The arbitrators selected by such parties shall be selected within thirty (30) days after notification by the Claimant to the Respondent that it has determined to submit such dispute, question, controversy or claim to arbitration. The two arbitrators so selected shall select a third arbitrator within thirty (30) days after the selection of the arbitrator selected by such parties. Should a party fail to select an arbitrator within the specified time period, or should the arbitrators selected by the parties fail to select a third arbitrator, the missing arbitrator or arbitrators shall be appointed by the Chattanooga, Tennessee office of the American Arbitration Association. The decision of the panel shall be final and binding on the parties and enforceable in any court of competent jurisdiction. The costs of the arbitration will be imposed upon the Claimant and Respondent as determined by the arbitration panel or, failing such determination, will be borne equally by the Claimant and the Respondent. The successful or prevailing party or parties shall be entitled to recover reasonable attorneys fees in addition to any other relief to which it may be entitled.

          (c) In the event of any dispute, question, controversy or claim arising among the parties hereto which shall arise out of or in connection with this Initial Debenture, the parties shall keep the proceeding related to such controversy in strict confidence and shall not disclose the nature of said dispute, the status of the proceeding or any testimony, documents or information obtained or exchanged in the course of said proceeding without the express written consent of all parties to such dispute.

                                             AMERICAN TECHNOLOGIES GROUP, INC.


                                             By: /s/ Lawrence Brady
                                                 --------------------------
                                                 Lawrence Brady, CEO



ATTEST:


By /s/ John M. Dab
   ----------------------------
     John M. Dab, Secretary

                                                                       EXHIBIT 6
                         AMERICAN TECHNOLOGIES GROUP, INC.

                     SECURED REDEEMABLE CONVERTIBLE DEBENTURE
                               DUE  DECEMBER 31, 2003


Number:        1

Principal :    $500,000

Original Issue Date:  September 20, 1999

Registered Holder(s): Gaines P. Campbell, Jr.

     American Technologies Group, Inc., a Nevada corporation (the "Company") with principal offices at 1017 South Mountain Avenue, Monrovia, California 91016, for value received, hereby promises to pay the registered holder hereof (the "Holder") the principal sum set forth above on December 31, 2003 (the "Maturity Date"), in such coin or currency of the United States of America as at the time of payment shall be the legal tender for the payment of public and private debts, and to pay interest, less any amounts required by law to be deducted or withheld, computed on the basis of a 360-day year, on the unpaid principal balance hereof from the date hereof (the "Original Issue Date"), at the prime rate of interest as reported on the date hereof in the Wall Street Journal plus 1/2% per year, until such principal sum shall have become due and payable, provided the Debenture has not been converted by the Holder pursuant to
Section 5. All references herein to dollar amounts refers to U.S. dollars.

     By acceptance and purchase of this Debenture, the registered holder hereof agrees with the Company that the Debenture shall be subject to the following terms and conditions:

     1. AUTHORIZATION OF DEBENTURES. The Company has authorized the issue and sale of this Secured Convertible Redeemable Debentures due December 31, 2003 (the "Second Debenture," such term includes any debentures which may be issued in exchange or in replacement thereof).

     2. TRANSFER OR EXCHANGE. Prior to due presentation to the Company for transfer of this Second Debenture, the Company and any agent of the Company may treat the person in whose name this Second Debenture is duly registered on the Company's Debenture Register as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes. The Second Debenture may not be offered, sold, pledged or otherwise transferred unless and until registered under the Securities Act of 1933, as amended (the "Act") or unless the Company has received an opinion of counsel that such registration is not required.

     3.   CURRENT MARKET PRICE.

          3.1 For purposes of this Debenture, "Current Market Price" of the Common stock means:

               (a) If traded on a securities exchange, the closing price of the Common Stock on such exchange;

               (b) If traded over the counter, the high closing bid price reported by Bloomberg from the NASDAQ OTC Bulletin Board; or

               In all other events, the market price determined by the Board of Directors of the Company in good faith.

     4.   OPTIONAL REDEMPTION OF SECOND DEBENTURE.

          4.1 OPTIONAL REDEMPTION OF SECOND DEBENTURE. Subject to Section 5 and the Company entering into a underwriting agreement with First Liberty Securities for an underwritten offering of $4,000,000 or a comparable offering, the Company may redeem the Second Debenture prior to December 31, 1999, in whole or in part, upon written notice given not less than five (5) nor more than ten (10) business days prior to the redemption date for 135% of the principal amount of the Second Debenture to be redeemed, plus any accrued interest.


     5.   CONVERSION OF SECOND DEBENTURE.

          5.1 RIGHT TO CONVERT THE SECOND DEBENTURE. Subject to Section 4 above, the record holder of this Second Debenture shall be entitled, at any time after December 31, 1999, to convert this Second Debenture, in whole or in part, into fully-paid and non-assessable shares of Common Stock based at a Conversion Price of $0.25 per share.

          5.2 EXERCISE OF CONVERSION PRIVILEGE. In order to exercise the conversion privilege, the Holder shall surrender such Second Debenture, together with the Notice of Conversion annexed hereto as Exhibit 1 appropriately endorsed to the Company at its principal office, accompanied by written notice to the Company (a) stating that the Holder elects to convert the Second Debenture or a portion thereof, and if a portion, the amount of such portion in multiples of $1,000 in principal amount, and (b) setting forth the name or names (with address) in which the certificate or certificates for shares of Common Stock issuable upon such conversion shall be issued. Provided the Second Debenture is received properly endorsed promptly by the Company, the date of conversion of such Second Debenture shall be deemed to be the date of receipt of the Notice of Conversion, even if the Company's stock transfer books are at that time closed, and the converting Holder shall be deemed to have become, on the date of conversion, the record holder of the shares of Common Stock deliverable upon such conversion. If the Second Debenture is not received properly endorsed by the fifth business day following the date the Company receives the Notice of Conversion, the date of conversion shall be deemed to be the date the Second Debenture is received, provided that such later receipt will not lower the Conversion Price stated in the Notice of Conversion. Within three business days after the date of conversion, the Company shall issue and deliver to such converting Holder a certificate or certificates for the number of shares of Common Stock due on such conversion.

          Upon conversion of the Second Debenture in part, the Company shall execute and deliver to the Holder thereof, at the expense of the Company, a new Second Debenture, in aggregate principal amount equal to the unconverted portion of such Second Debenture such new Second Debenture shall have the same terms and provisions other than the principal amount as the Second Debenture surrendered for conversion.

          5.3 DURATION OF CONVERSION PRIVILEGE. The right to subscribe for and purchase shares of Common Stock pursuant to the conversion privilege granted herein shall commence on the Original Issue Date and shall expire at 5:00 p.m., New York time on December 31, 2003.

          5.4 STOCK FULLY PAID; NOT RESTRICTED. The Company covenants and agrees that:

          (a) all shares which may be issued upon the exercise of the conversion privilege granted herein will, upon issuance in accordance with the terms hereof, be fully paid, nonassessable, and free from all taxes, liens and charges (except for taxes, if any, upon the income of the Holder) with respect to the issue thereof, and that the issuance thereof shall not give rise to any preemptive rights on the part of the stockholders;

          (b) all shares issued after the effective date of the Registration Statement (defined below) which will be issued upon the conversion privilege granted herein will be free of all restrictions under the Securities Act of 1933; and will not bear any legends or be the subject of any stop transfer restrictions; and

          (c) the failure of the Company to issue shares upon the conversion of the Second Debenture will cause the holder immediate irreparable harm.

          5.5 ANTIDILUTION PROVISIONS. The following provisions apply to the Second Debenture:

          (a) In case the Company shall (i) pay a dividend or make a distribution in shares of Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares of Common Stock, (iii) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock,
               (iv) make a distribution on its Common Stock in shares of its capital stock other than Common Stock, or (v) issue by reclassification of its Common Stock other securities of the Company, the conversion privilege of the Second Debenture and the Conversion Price then in effect immediately prior thereto shall be adjusted so that the Holder shall be entitled to receive the kind and number of shares of Common Stock and other securities of the Company which it would have owned or would have been entitled to receive after the happening of any of the events described above, had the Second Debenture been converted immediately prior to the happening of such event or any record date with respect thereto. Any adjustment made pursuant to this paragraph (a) shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.

          (b) In case the Company shall issue rights, options, warrants or convertible securities to all holders of its Common Stock, without any charge to such holders, entitling them to subscribe for or to purchase shares of Common Stock at a price per share which is lower at the record date mentioned below than the then current Conversion Price, the Conversion Price thereafter shall be determined by multiplying the then current Conversion Price by a fraction (but in no event greater than 1), of which the denominator shall be (i) the number of shares of the common stock outstanding immediately prior to the issuance of such rights, options, warrants or convertible securities plus (ii) the number of additional shares of Common Stock offered for subscription or purchase, and of which the numerator shall be (x) the number of shares of Common Stock outstanding immediately prior to the issuance of such rights, options, warrants or convertible securities plus (y) the number of shares which the aggregate offering price of the total number of shares offered would convert at the higher of the then Current Market Price, or then current Conversion Price. Such adjustment shall be made whenever such rights, options, warrants or convertible securities are issued, and shall become effective immediately and retroactively after the record date for the determination of stockholders entitled to receive such rights, options, warrants or convertible securities.

          (c) In case the Company shall distribute to all holders of its shares of Common Stock (i) debt securities or other evidences of its indebtedness which are not convertible into Common Stock or (ii) assets (excluding cash dividends or distributions out of earnings), then the Conversion Price shall be determined by dividing the then current Conversion Price by a fraction, of which the numerator shall be the higher of the then Current Market Price, or the Conversion Price on the date of such distribution, and of which the denominator shall be such Current Market Price, or such Conversion Price on such date minus the then fair value of the portion of the assets or evidences of indebtedness so distributed applicable to one share of Common Stock. Such adjustment shall be made whenever any such distribution is made and shall become effective on the date of distribution retroactive to the record date for the determination of stockholders entitled to receive such distribution. The fair value of such assets shall be determined in good faith by the Board of Directors of the Company.

          (d) In the event that after the date hereof but prior to the conversion of the Second Debenture, the Company issues shares of Common Stock other than upon the conversion of any currently outstanding convertible securities or upon the exercise of any currently outstanding options or warrants (a

               "Dilutive Event"), then the Conversion Price will be adjusted in accordance with the following:

               Fully Diluted Outstanding Shares ("FDS") means the number of shares of Common Stock outstanding on the date hereof plus all shares of Common Stock issuable (i) upon the conversion of any currently outstanding convertible security, including this Second Debenture, (ii) upon the exercise of any currently outstanding option or warrants or (iii) in satisfaction of obligations under any existing agreement to which the Company is bound.

               Holder Shares means, at any particular time, the total number of shares of Common Stock issuable upon conversion of the Secured Convertible Debenture issued on July 13, 1999 (the "Initial Debenture,") the Second Debenture and the $550,000 principal amount of 3% Convertible Subordinated Debentures due December 1, 2003 (collectively, the "Debentures"), to the extent not previously converted or redeemed.

               Initial  Holder  Percentage  is  the  percentage   determined  by
               dividing the number of Holder Shares on the date hereof by FDS.

               Holder Percentage is the percentage determined by dividing the number of Holder Shares at any time by FDS.

               Upon a Dilutive Event, the Conversion Price of the Second Debenture shall be reduced, but to not less than $0.01, so that the number of shares issuable upon the conversion of the Debentures, to the extent not previously converted, divided by FDS plus the number of shares issuable upon the Dilutive Event equals the Holder Percentage at that time. Adjustments in the Conversion Price under this provision shall be effected in coordination with the similar provision in the Initial Debenture to achieve the intended result, i.e. the Holder's ownership in the Company based solely upon conversion of the Debentures is not effected by Dilutive Events, to the extent that the Debentures have not been converted.

          (e) To the extent not covered by paragraphs (b), (c) or (d) hereof, in case the Company shall sell or issue shares of Common Stock, or rights, options, warrants or convertible securities containing the right to subscribe for or purchase shares of Common Stock, at a price per share (determined, in the case of such rights, options, warrants or convertible securities, by dividing (i) the total amount received or receivable by the Company in consideration of the sale or issuance of such rights, options, warrants or convertible securities, plus the total consideration payable to the Company upon exercise or conversion thereof, by
               (ii) the total number of shares covered by such rights, options, warrants or convertible securities) lower than the Conversion Price in effect immediately prior to such sale or issuance, then the Conversion Price shall be reduced to a price (calculated to the nearest cent) determined by dividing (I) an amount equal to the Conversion Price multiplied by the sum of (A) the number of shares of Common Stock outstanding immediately prior to such sale or issuance plus (B) the number of shares which could have been purchased at the Conversion Price with the consideration received by the Company upon such sale or issuance by (II) the total number of shares of Common Stock outstanding immediately after such sale or issuance. For the purposes of such adjustments, the shares of Common Stock, which the holders of any such rights, options, warrants or convertible securities shall be entitled to subscribe for or purchase, shall be deemed issued and outstanding as of the date of such sale or issuance and the consideration received by the Company therefor shall be deemed to be the consideration received by the Company for such rights, options, warrants or convertible securities, plus the consideration or premiums stated in such rights, options, warrants or convertible securities to be paid for the  shares  of Common  Stock  covered  thereby.  In case the
               Company shall sell or issue shares of Common Stock, or rights,options, warrants or convertible securities containing the right to subscribe or purchase shares of Common Stock for a consideration consisting, in whole or in part, of property other than cash or its equivalent, then in determining the "price per share" of shares of Common Stock, any underwriting discounts or commissions shall not be deducted from the price received by the Company for sales of securities registered under the Act.

          (f) No adjustment in the Conversion Price shall be required in the following events:

               (i) If the amount of such adjustment would be less than $.05 per share; provided, however, that any adjustment which by reason of this paragraph 5.5(f)(i) is not required to be made immediately shall be carried forward and taken into account in any subsequent adjustment; or

               (ii) The issuance of options under the Company's  existing  stock option plans and future stock option plans approved by the Company's shareholders.

          (g) When the number of shares of Common Stock or the Conversion Price is adjusted as herein provided, the Company shall cause to be promptly mailed to the Holder by first class mail, postage prepaid, notice of such adjustment or adjustments and a certificate from the Company's Chief Financial Officer setting forth the number of shares of Common Stock and the Conversion Price after such adjustment, a brief statement of the facts requiring such adjustment and the computation by which such adjustment was made.

          (h)  For the purpose of this Section 5.5, the following shall apply:

               (i) The term "Common Stock" shall mean (A) the class of stock designated as the Common Stock of the Company at the date of this Debenture or (B) any other class of stock resulting from successive changes or reclassification of such Common Stock consisting solely of changes in par value, or from par value to no par value, or from no par value to par value. In the event that at any time, as a result of an adjustment made pursuant to this Section 5.5, the Holder shall become entitled to receive any securities upon conversion of the Company other than shares of Common Stock thereafter the number of such other securities and the Conversion Price of such securities shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in this Section 5.5.

               (ii) If the Common  Stock is traded on a  securities  exchange or over the counter, the "Current Market Price" for purposes of this section 5.5 shall mean the average of the Current Market Prices for the five consecutive trading days immediately prior to the date of the event which necessitates an adjustment to the Conversion Price.

          (i) Upon the expiration of any unexercised rights, options, warrants or conversion privileges, the Conversion Price shall be readjusted and shall thereafter be such as it would have been had it been originally adjusted (or had the original adjustment not been required, as the case may be) on the basis of (i) the fact that the only shares of Common Stock so issued were the shares of Common Stock, if any, actually issued or sold upon the exercise of such rights, options, warrants or conversion rights and (ii) the fact that such shares of Common Stock, if any, were issued or sold for the consideration actually received by the Company upon such exercise plus the consideration, if any, actually received by the Company for the issuance, sale or grant of all such rights, options, warrants or conversion rights whether or not exercised; provided. however, that no such readjustment shall have the effect of increasing the Conversion Price by an amount in excess of the amount of the adjustment initially made in respect of the issuance, sale or grant of such rights, options, warrants or conversion privileges.

          5.6 NO ADJUSTMENT FOR DIVIDENDS. Except as provided in Section 5.5, no adjustment in respect to any dividends paid shall be made during the term of the Second Debenture or upon the exercise of the Second Debenture.

          5.7 PRESERVATION OF PURCHASE RIGHTS UPON RECLASSIFICATION CONSOLIDATION. ETC. In the case of any consolidation of the Company with or merger of the Company into another corporation or in the case of any sale or conveyance to another corporation of all or substantially all of the property, assets or business of the Company, the Company or such successor or purchasing corporation, as the case may be, shall provide that the Holder shall have the right thereafter upon payment of the Conversion Price in effect immediately prior to such action to purchase upon conversion of the Second Debenture the kind and amount of shares and other securities and property which the Holder would have owned or have been entitled to receive after the happening of such consolidation, merger, sale or conveyance had the Second Debenture been converted immediately prior to such action. such agreement shall provide for adjustments, which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 5. The provisions of this
     Section 5.7 shall similarly apply to successive consolidations, mergers, sales or conveyances.

          5.8 PAR VALUE OF COMMON STOCK. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Debenture, the Company will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

          5.9 STATEMENT ON SECOND DEBENTURE CERTIFICATES. Irrespective of any adjustments in the Conversion Price or the number of securities convertible, this Second Debenture certificate or any certificates hereafter issued may continue to express the same price and number of securities as are stated in this Second Debenture certificate. However, the Company may at any time in its sole discretion (which shall be conclusive) make any change in the form of the Second Debenture certificate that it may deem appropriate and that does not affect the substance thereof; and any Second Debenture certificate thereafter issued, whether upon registration or transfer of, or in exchange or substitution for, an outstanding Second Debenture certificate, may be in the form so changed.

     6. INTEREST. Interest due hereunder shall be payable monthly in cash commencing on the last day of the month following the month during which this Debenture is issued.

     7. INCIDENTAL REGISTRATION RIGHTS. If the Company at any time proposes to file on its behalf or on behalf of any of its security holders a registration statement covering shares of Common Stock under the Securities Act of 1933, as amended (the "Securities Act"), on any form (other than a registration statement on Form S-4 or S-8 or any successor form unless such forms are being used in lieu of or as the functional equivalent of, registration rights), it will give written notice setting forth the terms of the proposed offering and such other information as the Holder may reasonably request at least thirty (30) days before the initial filing with the Securities and Exchange Commission ("Commission") of such registration statement, and offer to include in such filing the shares of Common Stock issuable upon conversion of the Second Debenture as the Holder may request. If the Holder desires to have such shares registered under this Section 7, the Holder will advise the Company in writing within thirty (30) days after the date of receipt of such notice from the Company, setting forth the amount of such shares for which registration is requested. The Company will thereupon include in such filing such number of shares for which registration is so requested, and will use its best efforts to effect registration under the Securities Act of such shares.

     Notwithstanding the foregoing, if the managing underwriter or underwriters, if any, of such offering deliver a written opinion to the Holder that the success of the offering would be materially and adversely affected by the inclusion of such shares requested to be included, then the amount of securities to be offered for the accounts of the Holder will be reduced pro rata to the extent necessary to reduce the total amount of securities to be included in such offering to the amount recommended by such managing underwriter or underwriters; PROVIDED, HOWEVER, that if securities are being offered for the account of other persons as well as the Company, then with respect to the shares intended to be offered by the Holder, the proportion by which the amount of such class of securities intended to be offered by the Holder is reduced will not exceed the proportion by which the amount of such class of securities intended to be offered by such other persons (other than the Company) is reduced.

     8. FRACTIONAL SHARES. No fractional shares of Common Stock will be issued in connection with any conversion hereunder but in lieu of such fractional shares, the Company shall make a cash payment therefor equal in amount to the product of the applicable fraction multiplied by the Conversion Price then in effect.

     9. SECURITY INTEREST. As security for the obligations of the Company hereunder and the obligations under the Initial Debenture, the Company hereby grants the Holder a first security interest in and to all of the Company's intellectual property related to its IE-TM- technology and applications thereof, including such as is embodied in the patents and patent applications set forth on Exhibit 2, attached hereto and incorporated herein as though set forth in full, and represented by the trademarks set forth on Exhibit 3, attached hereto and incorporated herein as though set forth in full, all as contained in the UCC-1 Financing Statement attached hereto as Exhibit 4. The Company shall file the Financing Statement with the California Secretary of State as soon as practical after the date hereof and the Company shall further perform all acts and execute all documents in form suitable for filing with the United States Paten and Trademark Office or any similar office or agency of the United States or any State thereof, or any country, as are reasonably necessary to evidence, perfect, maintain, record and enforce the security interest granted herein and evidenced by the Patent and Trademark Security Agreement by and between the Company and the Holder, dated July 13, 1999. As further security, the Company hereby grants the Holder in the real property located at 1009, 1013 and 1017 South Mountain Avenue, Monrovia California (collectively, the "Property"), subject to the existing security interests thereon, except as hereinafter provided. Said security interest shall be implemented through a deed of trust in favor of the Holder recorded on the Property which shall be recorded as soon as practical after the date hereof. The existing junior deed of trust in the amount of $135,000 shall be subordinated to the deed of trust referred to hereinabove. In addition to the foregoing junior deed of trust, there is a first deed of trust on the property in the amount of $877,500 and a judgment lien in the amount of approximately $40,000. The Company agrees that it will not sell any of the foregoing collateral without the prior written consent of the Holder and that, upon any such approved sale, the net proceeds shall be paid to Holder as a full or partial redemption, as applicable, of either this Initial Debenture or of the Second Debenture, as directed by the Holder and the Holder shall no longer have a security interest to the extent of such proceeds.

     10. REPLACEMENT OF SECOND DEBENTURE CERTIFICATE. Upon receipt of evidence satisfactory to the Company of the certificate loss, theft, destruction or mutilation of the Second Debenture certificate and, in the case of any such loss, theft or destruction, upon delivery of a bond of indemnity satisfactory to the Company, or, in the case of any such mutilation, upon surrender and cancellation of the Debenture certificate, the Company will issue a new Second Debenture certificate, of like tenor, in lieu of such lost, stolen, destroyed or mutilated Second Debenture certificate.

     11. COVENANTS OF THE COMPANY. So long as the Second Debenture remain outstanding, the Company shall not, without the consent of the holder hereof, which consent will not be unreasonably withheld:

          (a) At all times keep reserved the total number of shares of Common Stock necessary for the conversion of all of the then outstanding Second Debentures at the then current Conversion Rate;

          (b) Not pay any dividends in cash and/or property or other assets of the Company in respect of its Common Stock or otherwise; and

          (c) Not enter into a loan secured by the property and/or assets of the Company or any of its subsidiaries with (i) any director, officer or 5% stockholder of the Company, (ii) any entity in which a director, officer or 5% stockholder has an interest as an officer, director, partner, beneficiary of a trust or is a 5% or more equity holder of such entity, or (iii) any parent, spouse, child or grandchild of an officer, director or 5% stockholder of the Company upon terms no less favorable to the Company than those which could be obtained from an "arms-length" lender.

     12. DEFAULT. If any of the following events (herein called "Events of Default") shall occur:

          (a) if the Company shall make an assignment for the benefit of creditors or shall be unable to pay its debts as they become due;

          (b) if the Company shall dissolve; terminate its existence; become insolvent on a balance sheet basis; commence a voluntary case under the federal bankruptcy laws or under any other federal or state law relating to insolvency or debtor's relief; permit the entry of a decree or order for relief against the Company in an involuntary case under the federal bankruptcy laws or under any other applicable federal or state law relating to insolvency or debtor's relief; permit the appointment or consent to the appointment of a receiver, trustee, or custodian of the Company or of any of the Company's property; make an assignment for the benefit of creditors; or admit in writing to be failing generally to pay its debts as such debts become due;

          (c) if the Company shall default in the performance of or compliance with any agreement, condition or term contained in this Second Debenture and such default shall not have been cured within 30 days after such default,

          (d) Any of the representations or warranties made by the Company herein, in the Subscription Agreement, or in any certificate or financial or other statements heretofore or hereafter furnished by or on behalf of the Company in connection with the execution and delivery of this Second Debenture or the Subscription Agreement shall be false or misleading in any material respect at the time made;

          (e) Any money judgment, writ or warrant of attachment, or similar process not covered by insurance in excess of Two Hundred Fifty Thousand Dollars ($250,000) in the aggregate shall be entered or filed against the Company or any of its properties or other assets and shall remain unpaid, unvacated, unbonded or unstayed for a period of thirty (30) days or in any event later than ten
               (10) days prior to the date of any proposed sale thereunder;

          (f) The Company shall have its Common Stock suspended from an exchange or over-the-counter market; or

          (g) The Company shall fail to make an interest payment when due, then and in any such event the Holder of this Second Debenture shall have the option (unless the default shall have theretofore been cured) by written notice to the Company to (i) convert the Second Debenture or (ii) declare the Second Debenture to be due and payable in full in the amount of 120% of its face value, whereupon the Second Debenture shall forthwith mature and become due and payable without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived, anything contained in this Second Debenture to the contrary notwithstanding. Upon the occurrence of an Event of Default, the Company shall promptly notify the Holder of this Second Debenture in writing setting out the nature of the default in reasonable detail.

     13. REMEDIES ON DEFAULT. In case any one or more of the Events of Default shall occur, the Holder may proceed to protect and enforce his rights by a suit in equity, action at law or other appropriate proceeding, whether, to the extent permitted by law, for the specific performance of any agreement of the Company contained herein or in aid of the exercise of any power granted hereby.

     14. CHANGES, WAIVERS. ETC. Neither this Second Debenture nor any provisions hereof may be changed, waived, discharged or terminated orally, but only by a statement in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought.

     15. ENTIRE AGREEMENT. This Second Debenture embodies the entire agreement and understanding between the Holder and the Company and supersedes all prior agreements and understandings relating to the subject matter hereof.

     16.  GOVERNING LAW, JURISDICTION, ETC.

          (a) It is the intention of the parties that the laws of the State of California govern the validity of this Second Debenture, the construction of its terms and the interpretation of the rights and duties of the parties.

          (b) In the case of any dispute, question, controversy or claim arising among the parties hereto which shall arise out of or in connection with this Second Debenture, the same shall be submitted to arbitration before a panel of three arbitrators in Chattanooga, Tennessee, in accordance with the rules of the American Arbitration Association. One arbitrator shall be appointed by the party or parties bringing the claims ("Claimant") and one arbitrator shall be appointed by the party or parties defending the claim ("Respondent"). The arbitrators selected by such parties shall be selected within thirty (30) days after notification by the Claimant to the Respondent that it has determined to submit such dispute, question, controversy or claim to arbitration. The two arbitrators so selected shall select a third arbitrator within thirty (30) days after the selection of the arbitrator selected by such parties. Should a party fail to select an arbitrator within the specified time period, or should the arbitrators selected by the parties fail to select a third arbitrator, the missing arbitrator or arbitrators shall be appointed by the Chattanooga, Tennessee office of the American Arbitration Association. The decision of the panel shall be final and binding on the parties and enforceable in any court of competent jurisdiction. The costs of the arbitration will be imposed upon the Claimant and Respondent as determined by the arbitration panel or, failing such determination, will be borne equally by the Claimant and the Respondent. The successful or prevailing party or parties shall be entitled to recover reasonable attorneys fees in addition to any other relief to which it may be entitled.

          (c) In the event of any dispute, question, controversy or claim arising among the parties hereto which shall arise out of or in connection with this Second Debenture, the parties shall keep the proceeding related to such controversy in strict confidence and shall not disclose the nature of said dispute, the status of the proceeding or any testimony, documents or information obtained or exchanged in the course of said proceeding without the express written consent of all parties to such dispute.

                                   AMERICAN TECHNOLOGIES GROUP, INC.


                                   By: /s/ Lawrence Brady
                                      ------------------------------
                                      Lawrence Brady, CEO


ATTEST:



By /s/ John M. Dab
   -----------------------
     John M. Dab, Secretary

                                                                       EXHIBIT 7

                         AMERICAN TECHNOLOGIES GROUP, INC.

 THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUABLE UPON THE EXERCISE OF THIS WARRANT ARE TRANSFERABLE ONLY IN ACCORDANCE WITH PARAGRAPH I HEREOF.

              Void after 5:00 P.M., New York Time, on June 30, 2003

                               Warrant to Purchase
                                 300,000 Shares
                                 of Common Stock




                        WARRANT TO PURCHASE COMMON STOCK

This is to Certify That, FOR VALUE RECEIVED, Gaines P. Campbell, Jr., having an office at 1341 Birmingham Highway, Chattanooga, TN 37419 (the "Holder") is entitled to purchase, subject to the provisions of this Warrant, from American Technologies Group, Inc., a company organized under the laws of the State of Nevada, having an office at 1017 South Mountain Avenue, Monrovia, California 91016 (the "Company"), the number of shares set forth above (the "Warrant Shares") of the Company's Common Stock, $.001 par value ("Common Stock") at a price of $.75 per share (or such other price computed by applying all adjustments made on or before June 30, 2003, in accordance with Section G hereof, to $.75 as if it had been the initial Exercise Price per share hereunder) at any time on or after November 1, 1998 until 5:00 P.M. New York Time, on June 30, 2003. The number of shares of Common Stock to be received upon the exercise of this Warrant and the price to be paid for a share of Common Stock may be adjusted from time to time as hereinafter set forth. The shares of Common Stock deliverable upon such exercise, and as adjusted from time to time, are hereinafter sometimes referred to as "Warrant Shares" and the exercise price of a share of Common Stock in effect at any time and as adjusted from time to time is hereinafter sometimes referred to as the "Exercise Price."

A. EXERCISE OF WARRANT. Subject to the following conditions precedent and the provisions of Section I hereof, this Warrant may be exercised in whole or in part at any time or from time to time on or after July 15, 1999, and before 5:00 P.M. New York Time on June 30, 2003, or, if either such day is a day on which banking institutions are authorized by law to close, then on the next succeeding day which shall not be such a day, by presentation and surrender hereof to the Company at any office maintained by it in Monrovia, California, or at the office of its Warrant Agent, if any, with the Purchase Form annexed hereto duly executed and accompanied by payment of the Exercise Price for the number of shares specified in such form. If this Warrant should be exercised in part only, the Company shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant evidencing the rights of the Holder hereof to purchase the balance of the shares purchasable hereunder. Upon receipt by the Company of this Warrant at its office, or by the Warrant Agent of the Company at its office, in proper form for exercise, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificate representing such shares of Common Stock shall not then be actually delivered to the Holder.

B. CASHLESS EXERCISE. Unless there is an effective registration statement under the Securities Act of 1933, as amended (the "Act") which would permit the resale of the shares of Common Stock issuable upon the exercise of the Warrants, at the option of the holder, the Warrant may be exercised on a cashless basis. "Cashless basis" means that the Company will issue to the holder upon surrender of the Warrants for cashless exercise that number of shares determined by dividing the difference of the market price of the shares of Common Stock issuable upon exercise of the Warrants and the warrant exercise price by the market price of the Common Stock on the date of Exercise. For illustrative purposes only, if 100,000 Warrants are tendered for cashless exercise at the time the market price of Common Stock is $1.50, the price difference would be $0.75 and therefore the number of shares to be issued by the Company shall be 50,000.

C. RESERVATION OF SHARES. The Company hereby agrees that at all times there shall be reserved for issuance and/or delivery upon exercise of this Warrant such number of shares of its Common Stock as shall be required for issuance of delivery upon exercise of this Warrant.

D. FRACTIONAL SHARES. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. With respect to any fraction of a share called for upon exercise hereof, the Company shall issue to the Holder the next whole share.

E. EXCHANGE, ASSIGNMENT OR LOSS OF WARRANT. This Warrant is exchangeable, without expense, at the option of the Holder, upon presentation and surrender hereof to the Company or at the office of the Warrant Agent for other Warrants of different denominations entitling the holder thereof to purchase in aggregate the same number of shares of Common Stock purchasable hereunder. The term Warrant as used herein includes any Warrants into which this Warrant may be divided or exchanged. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction, or mutilation of this Warrant, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Warrant, if mutilated, the Company will execute and deliver a new Warrant of like tenor and date. Any such new warrant executed and delivered shall constitute an additional contractual obligation on the part of the Company, whether or not this Warrant so lost stolen, destroyed, or mutilated shall be at any time enforceable by anyone.

F. RIGHTS OF THE HOLDER. The Holder shall not, by virtue here of, be entitled to any rights of a shareholder in the Company, either at law or equity, and the rights of the Holder are limited to those expressed in the Warrant and are not enforceable against the Company except to the extent set forth herein.

G.   STOCK   DIVIDENDS,    RECLASSIFICATION,    REORGANIZATION,    ANTI-DILUTION
     PROVISIONS,   ETC.  This  Warrant  is  subject  to  the  following  further provisions:

     1. In case, prior to the expiration of this Warrant by exercise or by its terms, the Company shall issue any shares of its Common Stock as a stock dividend or subdivide the number of outstanding shares of Common Stock into a greater number of shares, then, in either of such cases, the Exercise Price per share of the Warrant Shares purchasable pursuant to this Warrant in effect at the time of such action shall be proportionately reduced and the number of Warrant Shares at that time purchasable pursuant to this Warrant shall be proportionately increased; and conversely, in the event the Company shall contract the number of outstanding shares of Common Stock by combining such shares into a smaller number of shares, then, in such case, the Exercise Price per share of the Warrant Shares purchasable pursuant to this Warrant in effect at the time of such action shall be proportionately increased and the number of Warrant Shares at that time purchasable pursuant to this Warrant shall be proportionately decreased. PROVIDED HOWEVER, the maximum Exercise Price shall not exceed $1.50 and the corresponding minimum number of Warrant Shares issuable upon exercise hereof shall equal the number determined by multiplying the initial number of Warrant Shares which could be obtained upon exercise by $.75 and dividing the product so obtained by $1.50. Any dividend paid or distributed upon the Common Stock in stock of any other class of securities convertible into shares of Common Stock shall be treated as a dividend paid in Common Stock to the extent that shares of Common Stock are issuable upon the conversion thereof.

     2. In case, prior to the expiration of this Warrant by exercise or by its terms, the Company shall be recapitalized by reclassifying its outstanding Common Stock, $.001 par value, into stock with a different par value or by changing its outstanding Common Stock with par value to stock without par, the Company or a successor corporation shall be consolidated or merge with or convey all or substantially all of its or of any successor corporation's property and assets to any other corporation or corporations (any such corporation being included within the meaning of the term successor corporation in the event of any consolidation or merger of any such corporation with, or the sale of all or substantially all of the property of any such corporation to, another corporation or corporations), in exchange for stock or securities of a successor corporation, the holder of this Warrant shall thereafter have the right to purchase upon the terms and conditions and during the time specified in this Warrant, in lieu of the Warrant Shares theretofore purchasable upon the exercise of this Warrant, the kind and amount of shares of stock and other securities receivable upon such recapitalization or consolidation, merger or conveyance by a holder of the number of shares of Common Stock which the holder of this Warrant might have purchased immediately prior to such recapitalization or consolidation, merger or conveyance.

     3. Upon the occurrence of each event requiring an adjustment of the Exercise Price and of the number of Warrant Shares purchasable at such adjusted Exercise Price by reason of such event in accordance with the provisions of this Section F, the Company shall compute the adjusted Exercise Price and the adjusted number of Warrant Shares purchasable at such adjusted Exercise Price by reason of such event in accordance with the provisions of this Section G and shall prepare a certificate setting forth such adjusted Exercise Price and the adjusted number of Warrant Shares and showing in detail the facts upon which such conclusions are based. The Company shall mail forthwith to each holder of this Warrant a copy of such certificate, and thereafter said certificate shall be conclusive and shall be binding upon such holder unless contested by such holder by written notice to the Company within thirty (30) days after receipt of the certificate by such holder.

     4.   In case:

          (a) the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or any other distribution in respect of the Common Stock (including cash), pursuant to without limitation, any spin-off, split-off or distribution of the Company's assets;

          (b) the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to subscribe for or purchase any shares of stock of any class or to receive any other rights;

          (c) of any classification, reclassification or other reorganization of the capital stock of the Company, consolidation or merger of the Company with or into another corporation, or conveyance of all or substantially all of the assets of the Company; or

          (d) of the voluntary or involuntary dissolution, liquidation or winding up of the Company;

          then, and in any such case, the Company shall mail to the Holder, at least twenty (20) days prior thereto, a notice stating the date or expected date on which a record is to be taken for the purpose of such dividend or distribution of rights, or the date on which such classification, reclassification, reorganization, consolidation, merger, conveyance, dissolution, liquidation, or winding up is to take place, as the case may be. Such notice shall also specify the date or expected date, if any is to be fixed, as of which holders of Common Stock of record shall be entitled to participate in said dividend or distribution of rights, or shall be entitled to exchange their shares of Common stock for securities or other property deliverable upon such classification, reclassification, reorganization, consolidation, merger, conveyance, dissolution, liquidation, or winding up, as the case may be. The failure to give such notice shall not affect the validity of any such proceeding or transaction and shall not affect the right of the holder of this Warrant to participate in said dividend, distribution of rights, or any such exchange and acquire the kind and amount of cash, securities or other property as the Holder would have been entitled to acquire if it was the record holder of the Warrant Shares which could be obtained upon the exercise of the Warrants immediately before such proceeding or transaction; PROVIDED THAT, the Holder exercises the Warrants within 30 days after discovery that such action or proceeding has taken place.

     5. In case the Company at any time while this Warrant shall remain unexpired and unexercised, shall dissolve, liquidate, or wind up its affairs, the holder of this Warrant may thereafter receive upon exercise hereof in lieu of each share of Common Stock of the Company which it would have been entitled to receive, the same kind and amount of any securities or assets as may be issuable, distributable or payable upon any such dissolution, liquidation or winding up with respect to each share of Common Stock of the Company.

H. OFFICER'S CERTIFICATE. Whenever the Exercise Price shall be adjusted as required by the provisions of the foregoing Section, the Company shall forthwith file in the custody of its Secretary at its principal office and with the Warrant Agent, if any, an officer's certificate showing the adjusted Exercise Price determined as therein provided, setting forth in reasonable detail the facts requiring such adjustment, including a statement of the number of additional shares of Common Stock, if any, the consideration for such shares, determined as provided in such Section G, and such other facts as shall be necessary to show the reason for and the manner of computing such adjustment. Each such officer's certificate shall be made available at all reasonable times for inspection by the holder and the Company shall, forthwith after each such adjustment, mail a copy of such certificate to the holder.

     I. TRANSFER TO COMPLY WITH THE SECURITIES ACT OF 1933. Neither this Warrant, the Warrant Shares, nor any other security issued or issuable upon exercise of this Warrant may be sold or otherwise disposed or except as follows:

     1. to a person who, in the opinion of counsel reasonably satisfactory to the Company, is a person to whom the Warrant or Warrant Shares may legally be transferred without registration and without the delivery of a current prospectus under the Securities Act of 1933, as amended (the "Act") with respect thereto and then only against receipt of an agreement of such person to comply with the provisions of this Section I with respect to any resale or other disposition of such securities; or

     2. to any person upon delivery of a prospectus then meeting the requirements of the Act relating to such securities and the offering thereof for such sale or disposition.

J.   REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

     The Company represents and warrants to the holder as follows:

     1. The Company is duly organized and, as of the date of the original issuance hereof, validly existing and in good standing under the laws of the State of Nevada.

     2. The Company shall at all times reserve and keep available out of its authorized shares of Common Stock, solely for the purpose of issuing Warrant Shares upon the exercise of this Warrant, such shares as may be issuable upon the exercise hereof.

     3. Warrant Shares, when issued and paid for in accordance with the terms of this Warrant, will be fully paid and not assessable.

     4. This Warrant has been duly authorized and approved by all required corporate action by the Company and does not violate the certificate of incorporation or by-laws of the Company.

                                        AMERICAN TECHNOLOGIES
                                         GROUP, INC.


                                        By: /s/ Lawrence Brady
                                            ------------------------
                                             Lawrence Brady, CEO


ATTEST:


By: /s/ John M. Dab
    ---------------------------
John M. Dab, Secretary

                                  PURCHASE FORM
                                 TO BE EXECUTED
                            UPON EXERCISE OF WARRANTS




TO:  American Technologies Group, Inc.
     1017 South Mountain Avenue
     Monrovia, California  91016


     The undersigned hereby exercises, according to the terms and conditions thereof, the right to purchase _____________ Shares of Common Stock, evidenced by the within Warrant Certificate, and herewith makes payment of the purchase price in full.


     Dated:
           ----------------------------------

     Name:
          -----------------------------------

     Address:
             --------------------------------

     Signature:
               ------------------------------

     UPON EXERCISE OF THIS WARRANT PAYMENT SHOULD BE MADE TO THE ORDER OF AMERICAN TECHNOLOGIES GROUP, INC.

     The undersigned hereby irrevocably elects to exercise its rights under Section B. to make a cash-less exercise.

     Dated:
           ----------------------------------

     Name:
          -----------------------------------

     Address:
             --------------------------------

     Signature:
               ------------------------------